Exhibit 99.3

Annual Review & Summary Financial Statements 2002

ROYAL & SUNALLIANCE

‘All of our actions have one aim;
to produce a Group that is
disciplined, focussed and well
positioned to deliver consistent
returns to shareholders.’

Contents

IFC	Group Overview	16	Group Finance Director’s Report	35	Summary Consolidated	38	Shareholder Information
1	Financial Highlights	22	Corporate Citizenship		Profit and Loss Account	40	Frequently Asked Questions
2	Who We Are	24	Summary Directors' Report	36	Statement of Total Recognised	IBC	Financial Calendar
4	Chairman’s Statement	25	Independent Auditors' Statement		Gains and Losses
6	Industry Overview	26	Corporate Governance	36	Movements in
7	Chief Executive’s Review	29	Remuneration Report		Shareholders' Funds
14	Board of Directors	32	Summary Directors' Emoluments	37	Summary Consolidated
			and shareholdings		Balance Sheet

Visit www.royalsunalliance.com for more information.

This Annual Review & Summary Financial Statements contains forward looking statements as defined in the US Private Securities Reform Act. For a discussion of factors which could affect future results, reference should be made to ‘cautionary statements’ on page 38.

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KEY AREAS OF BUSINESS	Commercial, one of the leading UK insurers
writing all major classes of commercial insurance
MORE TH>N™, our direct personal business
offering a broad range of personal finance
products and services
Personal intermediated, a leading provider of
personal insurance through brokers, affinity
partnerships and corporate partners
Life, closed to new business but continuing to
service the needs of our existing customers

KEY OPERATIONS	Three active business areas, Commercial,
MORE TH>N™ and Personal intermediated
together with our closed Life operation supported
by UK wide business services functions

KEY STRATEGIES	To focus on Commercial, MORE TH>N™ and
profitable Personal intermediated lines, exiting
unprofitable business
To reduce costs by £95m and achieve claims
and underwriting improvements of £105m
To run off Life business in the most cost
effective way

HIGHLIGHTS 2002	UK Commercial significantly exceeding
10% net real ROC targets
MORE TH>N™ delivering well against its
ambitious launch targets – already achieved
32% prompted brand recognition
Significant efficiency improvements already
underway in general businesses and closed
Life company

PREMIUM INCOME BY BUSINESS SEGMENT – £M

UK

Royal & SunAlliance

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Commercial, covering a broad range of needs	USA, focus on specialty and differentiated lines in	We write general and life business in Australia
from the small and medium business segment	both business and personal insurance, one of the	and New Zealand
to large risk managed businesses	top 25 property and casualty insurance groups	We write general insurance in Japan, China,
Personal, comprising mainly household and	and top 15 largest commercial insurers	Hong Kong, Singapore, India, Pakistan, Korea, the
motor covers	Canada, provides a range of commercial and	Philippines, Malaysia, Thailand and Brunei through
	personal insurance products and services, fourth	owned operations and equity investments
	largest general insurance group by market share	Products include general insurance, life risk,
	Latin America, a leading provider of life, pensions	superannuation and asset management, marketed
	and general insurance, with a significant market	through a wide range of insurance and financial
	presence in Argentina, Brazil, Chile and Mexico	service distribution channels

Operations in a number of European and Middle	In addition to the Royal & SunAlliance brand; USA:	In addition to the Royal & SunAlliance brand;
Eastern markets, including leading brands such as	OrionAutoSM, Viking Insurance and Grocers Insurance	others include AAMI, Australian Pensioners
Codan in Denmark and Trygg-Hansa in Sweden	Company; Canada: Western Assurance Company,	Insurance Agency, Connelly Temple, AA
	Johnson Corporation, Agilon Financial, Ascentus	Insurance, AXIOM, IMIA and Mariner
Insurance, Noraxis Capital and Agilerus Investment
Management; Latin America: La Construcción

To maintain strong controls in the core activities of	To achieve profitable growth and deliver exceptional	To achieve the IPO (Initial Public Offering) of
underwriting, claims and expense management	value to our stakeholders through a tighter strategic	businesses in Australia and New Zealand
To exploit the synergies of our Nordic and Middle	focus and absolute rigour in achieving operational	To continue to improve the quality of the business
Eastern business models	excellence across all areas of business	underwritten elsewhere in Asia through a disciplined
	To manage a portfolio of businesses that excel	approach to underwriting and pricing
in their chosen customer segments by offering
differentiated insurance products and services

Further significant disposals in Benelux, Germany	USA, implemented restructuring plan streamlining	Excellent financial performance from
and the Isle of Man, largely completing the	operations to two divisions focussed on core	major operations
Region’s restructuring programme	businesses. Achieved strong rate increases	Strong growth from the Australian direct
Consolidation of the regional hub models in the	Canada, undertook major initiatives to restore	underwriter, AAMI
Nordic and Middle Eastern regions	profitability and exploit hardening markets. Focussed on	New Zealand awarded ‘Underwriter of the Year’
	building a strong position in niche markets and products	by Independent Insurance Brokers Association
	LA&C, achieved significant rate increases, successfully	and ‘Insurance Company of the Year’ by
	and profitably integrated new operations in Brazil	Corporate Insurance Brokers of New Zealand
and Mexico

EMEA	AMERICAS	ASIA PACIFIC

Royal & SunAlliance is one of the world’s leading insurance companies and for almost 300 years we have been underwriting risks for individuals and business clients.

With our worldwide network of partner companies we are able to provide cover in over 130 countries.

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ROYAL & SUNALLIANCE ANNUAL REVIEW & SUMMARY FINANCIAL STATEMENTS 2002

Financial Highlights The major feature in these results is the development in the underwriting loss attributable to prior years, amounting to £595m.

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ROYAL & SUNALLIANCE ANNUAL REVIEW & SUMMARY FINANCIAL STATEMENTS 2002

Who we are

Royal & SunAlliance is one of the world’s leading global insurers. We are also one of the world’s oldest insurance companies tracing our roots back to 1710.

More than three quarters of our business is general insurance with the rest in the life, savings and investment businesses. We have operations in around 40 countries and the ability to cover risks in over 130 countries, giving us one of the few truly global networks in the insurance industry. Worldwide we provide services to over 20 million customers.

We operate local, focussed life operations but we are placing our growth emphasis on the general insurance business, where we are strongest and where we believe that the returns are going to be greatest over the next few years.

History
The history of Royal & Sun Alliance Insurance Group plc is really the story of how insurance began and has prospered for over 290 years. It involves the histories of many companies other than the three which you can find in the current name – the Sun (founded in 1710) which is now the oldest insurance company transacting business in its own name, the Alliance (founded in 1824) and the Royal (founded in 1845).

We have a long history of operating internationally: on the European mainland since the late 1700’s; in the United States and Canada since 1804; in Australia since 1848; in South Africa since 1852; in Chile since 1856 and in Argentina since 1874. We also operated in India and China from 1852 until nationalisation and were the first UK general insurance company to return to both markets, re-opening in China in 1998 and in India in 2000.

The Group is the product of a continuous process of amalgamation which has included Westminster Fire Office (founded in 1717), London (founded in 1720), Phoenix (founded in 1782), County, Sea, Beacon, Liverpool Fire & Life, Globe, Law Fire, Lancashire, Household & General and more recently Tyndall in Australia, Trygg-Hansa in Sweden and Orion Capital in the USA.

Business Performance
Our focus on general insurance is driven by our return on capital (ROC) targets and our belief that a well run general insurer can achieve excellent returns. We allocate

Sphere of Influence since 1710	1710	1720	1782	1824	1836
	Sun founded The oldest insurance company transacting business in its own name	London founded	Phoenix founded	Alliance founded	Liverpool & London & Globe founded

	UK		EUROPE	US & CANADA

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ROYAL & SUNALLIANCE ANNUAL REVIEW & SUMMARY FINANCIAL STATEMENTS 2002

capital to our operations based on a sophisticated risk based capital (RBC) model. This model allows us to compare risk based returns for each operation and influences our policy on investment and reinsurance.

Geographical spread gives businesses an advantage, no single event will hit all of their operations. By contrast, single market businesses have to hold enough capital reserves to cover the worst loss that could happen in their particular country of operation. Therefore, we can run an international business with smaller amounts of capital attributed to each operation than is required by independent businesses in exactly the same countries.

Strategy
During 2002 we announced plans to refocus the Group. We anticipate that this will significantly reduce our net written premiums in the future and that we will sell or close a number of businesses and withdraw from a number of countries of operation.

Because our primary focus is on customers rather than products, we provide insurance solutions and services through multiple distribution channels, reaching the customer in the way that they choose.

We are organised into four distinct regions based on time zones – the UK, EMEA (Europe, Middle East & Africa), the Americas and Asia Pacific.

We organise our business this way because we believe that our customers are best served by empowering people on the ground who understand local conditions and customer needs. At the same time, our Regional managers have access to our underwriting capacity and global knowledge base through a network of technical and functional practice groups and support teams, which function across Regional management boundaries.

With the internationalisation of business, our commercial customers are increasingly seeking seamless coverage in all of the markets where they operate. Accordingly, we anticipate that the ability of an insurer to provide global coverage will be an ever more important competitive advantage.

With our worldwide network of partner companies we will retain the ability to provide cover in over 130 countries while reducing the number of countries in which we have operations.

Throughout our business, actions are being taken to improve customer service.

We are looking to build market share in a controlled fashion, focussing on areas where this can be done profitably. Our overall aim is to use customer focus and operational excellence to deliver shareholder value.

Our target
To generate a return on capital which is 4 points higher than our cost of capital, which is currently around 9%. This nominal ROC of 13% net of tax translates to a net real return of 10%. For general business, to achieve a 10% net real (i.e. after tax and inflation) ROC, we need to achieve, on our current portfolio and investment assumptions, an operating ratio of 102%. (The ratio of claims and expenses to premiums).

1845	1919	1959	1965	1996	2002
Royal founded	Royal merges with Liverpool & London & Globe	Sun merges with the Alliance	Sun Alliance becomes Sun Alliance and London as two of the world’s oldest insurers get together	Royal & Sun Alliance Insurance Group plc established On the 19th July Royal Insurance and Sun Alliance Group merged to form the UK’s largest general insurer	The Group announces restructuring plans to become a smaller, more focussed general insurer

AUSTRALIA, SOUTH AFRICA, CHINA & INDIA	SOUTH AMERICA				2002

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ROYAL & SUNALLIANCE ANNUAL REVIEW & SUMMARY FINANCIAL STATEMENTS 2002

The November review has resulted in a number of radical action plans to reshape the Group, including the proposed Initial Public Offering of our Australian and New Zealand businesses. We will be concentrating primarily on markets and businesses where we can build and sustain competitive advantage, and we will withdraw from areas that are unprofitable or lack strategic fit. We will also be seeking every opportunity to maximise shareholder value, including disposing of businesses whose true value is not reflected in our share price and is unlikely to be in the foreseeable future.

We aim to reduce the overall level of personal lines premiums, with specific emphasis on unprofitable intermediated business in the UK and in Canada. We do, however, foresee good opportunities for growth in direct personal lines and carefully selected intermediated business in these and other markets. We also intend to increase commercial premiums, particularly in the UK.

Our focus must and will be on profit. If this is at the expense of volume or market share then so be it.

Operational targets
We remain committed to generating a 10% net real return on capital. In light of the continued stockmarket volatility and the lower levels of long term inflation that we anticipate, we will adjust down our investment return assumptions with effect from 2003. We now set a target for underwriting profits when market conditions are positive for the industry, as they are at the moment.

The results
2002 was not a year of strong performance for the Group. Our Group operating result based on longer term investment return was £226m. This is an improvement on our 2001 result but was overall another disappointing outcome. The Group recognises both the need for change and the urgency of taking action to bring about that change. As I outlined above, we have already begun to implement a radical programme to ensure it happens.

General insurance
In 2002, we produced a general business operating result of £89m, this is an improvement of £100m on last year but still below the performance that the Group is capable of achieving. The actions that we have taken to strengthen provisions for general business claims have of course contributed to this, but this is not the sole cause. Parts of our book of business continue to receive remedial action.

However, the general insurance result was not all bad. Many other businesses, such as UK commercial, US personal and commercial property, Asia Pacific and Latin America & Caribbean, produced another year of good, solid results, demonstrating the capability for general insurance to produce acceptable returns on capital.

Chairman’s Statement

This will be my final year of reporting to you as Chairman. As many of you will know, I will have retired by the time this report is published, to be succeeded by John Napier. There will be plenty of challenges facing him but I firmly believe that, with the support of the new management team, he will be able to steer the Group through the issues currently facing it to the strong position that it deserves.

Programme of change
In November last year we announced a programme of actions that, we believe, represent a major turning point for the Group. They will result in significant changes to the shape of the Company while being broadly consistent with the strategy that was already in place. These are actions that the Board and the management believe are absolutely essential. All of them have one aim, to produce a Group that is disciplined, focussed, and well positioned to deliver consistent returns to shareholders.

Your Board is totally committed to achieving these new business and financial plans. We are closely monitoring their implementation – holding management accountable every step of the way.

You will have seen changes to the senior management at Group level. Over the past year we have also changed the senior teams in the UK and the US. Duncan Boyle and Steve Mulready were appointed to head up our operations in those two markets, and they in turn have been strengthening their own Regional management teams.

‘Our focus must and will be on profit. If this is at the expense of volume or market share then so be it.’

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ROYAL & SUNALLIANCE ANNUAL REVIEW & SUMMARY FINANCIAL STATEMENTS 2002

Life
The overall life result for 2002 of £227m contains a one off contribution of £50m from Codan following changes in the way that Danish insurance companies share profit between policyholders and shareholders.

In August of 2002 we announced the outcome of our review of the UK Life company. At the end of 2001 we had closed our with profits funds to new business and, as a result of the review, the remaining funds closed to new business in September 2002. As part of our Operating and Financial Review, announced in November 2002, we outlined our plans to run off the business in a cost effective manner, including seeking to outsource the administration of the closed funds.

We achieved this goal in February of this year, announcing that we had secured a competitive and flexible deal with Unisys for the future administration of the business. As a result 1,700 staff will transfer to Unisys.

The UK Life company was fined £1.35m by the Financial Services Authority (FSA). The fine was for poor implementation and weaknesses in our controls of the personal pension review. These issues were uncovered in 2000 and the FSA acknowledged that we had subsequently undertaken an effective and extensive review.

Regulatory environment
The regulatory position is developing and changing and makes projections of our regulatory capital inevitably less certain. Changes, including the EU Groups’ Directive and consultation papers issued by the FSA, followed by further guidance, have helped clarify the likely requirements, although there remains considerable uncertainty. What is certain is that statutory solvency requirements in the future will change with the trend being towards more sophisticated risk based models being used to determine increased required solvency levels.

The regulatory issues, and the uncertainties that relate to general and life insurance business, are set out in the Finance Director’s report.

Balance sheet
We saw a fall in our shareholders’ funds from £4.7bn in 2001 to £3bn in 2002. Significant factors affecting this movement include, writedown of goodwill, exchange losses and weaknesses of investment markets. While this has clearly not been an easy time for the Group, the action that we have taken since 1998 to significantly reduce our exposure to equities, has served to limit the damage. Over the last few years, we have reduced our overall equity holdings by nearly £12bn.

We have continued to reduce the proportion of our investments held in equities to approximately 10%, and the general funds – with equities of around £1.2bn – are now at the Group’s target level.

During 2002, we set ourselves a target of releasing £800m of capital by way of a programme of disposals and also releases from the UK Life company. This target was passed within the timetable we set and serves to strengthen our belief that the disposal programme we intend for the next two years will succeed.

The programme of actions that is now underway will, we believe, improve our operating performance and strengthen our capital position. Disciplined underwriting and capital prioritisation should ensure we make better use of the capital available.

Rating agencies
Over the course of 2002, our credit ratings from all of the major rating agencies were revised downwards. Regaining our target ratings, which are higher than the ratings we currently have, is a priority for us and we believe that our plans will achieve this. Following the announcement of our plans in November, AM Best affirmed our ‘A -’ excellent rating and changed the outlook from ‘negative’ to ‘stable’. Standard & Poor’s moved the Group rating to ‘A-’ with a ‘developing outlook’, but indicated that the plans are expected to improve capital adequacy to strong levels; they also expect them to be earnings enhancing.

Share price
Our share price over the year has continued to be negatively impacted by: the state of investment markets generally, the attitude of investors to the insurance market and our poor results. There has been concern about our ability to take advantage of the current strong conditions in the general insurance market because of the capital constraints that we have faced. As we reshape the Group and remove that constraint, we believe that investors will regain confidence in our ability to deliver on our plans and that we will see an improvement in their valuation of the Group.

Dividend
For 2002, the Board decided, against the background of the results for the year and investment markets, to set a final dividend of 2.0p, giving a total dividend for the year of 6.0p.

Looking forward
Bob Mendelsohn led the Group through difficult times for the insurance industry. He set a firm strategic direction and did much to drive change in both the business philosophy and in the culture of the Group. However, because progress to extract the greatest benefit from that work was not fast enough, the Board decided that the interests of the Group would be best served by a change in the top management.

Bob Gunn has very effectively steered the Group through this time of transition and will leave it well positioned for Andy Haste, who assumes the role of Group Chief Executive at the beginning of April.

Although Bob was prepared to step in until a permanent Chief Executive could be appointed, he indicated that he did not wish to be considered as a candidate. During his 30 years of service, Bob has made a tremendous contribution to Royal & SunAlliance, and I would like to take this opportunity on behalf of the Group to thank him and to wish him well in his retirement.

We have an excellent management team in place and a powerful recovery plan, which has been endorsed by the Board of Directors and senior management. I am confident that John Napier and Andy Haste will provide the leadership to ensure we implement that plan, improve our performance and deliver stronger results. With their broad experience outside the insurance industry, they will bring a fresh perspective to the role and valuable insights into how change and business improvements have been implemented in other major companies.

I am confident the future will see Royal & SunAlliance produce the results that a company with its pedigree should.

Finally, I would like to offer my warmest thanks to all of my fellow directors, management and staff of Royal & SunAlliance for all their efforts over my six year tenure. I have enjoyed chairing the Group.

Sir Patrick Gillam, Chairman

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ROYAL & SUNALLIANCE ANNUAL REVIEW & SUMMARY FINANCIAL STATEMENTS 2002

Industry Overview

2002 was a year of unprecedented financial challenges for the insurance industry. Balance sheets and investment portfolios have suffered badly. At the same time we are seeing fundamentally good signs for the insurance business with continued positive development on pricing of risks worldwide.

Overall, investment markets worldwide continued to be very volatile and, for the first time since the 1940s, recorded their third successive year of overall decline. The FTSE 100 declined by nearly 25% over the year and the Dow Jones Industrial Average by over 16%. Investor confidence was further undermined by the high profile corporate scandals of Enron and WorldCom in the US during the year and concerns about when, and if so where, it might happen again. This picture has continued into 2003 as the international political situation increases negative investor sentiment.

Insurers worldwide have seen their valuations tumble and their balance sheets badly affected. The Dow Jones Euro Stoxx Insurance Index fell by over 50% and the FTSE All Share Insurance Index by nearly 47% in the year. Issues such as asbestos, further provisions for other bodily injury claims and concerns over the solvency of life insurers, have all had an adverse impact on investors’ perceptions of the insurance sector. There has also been concern about the potential level of exposure that insurers have to corporate bonds and the impact that further company failures might have.

As a result of the economic conditions and investor concerns, Regulators, in the UK and US have been working to develop new approaches on governance controls and risk management. This move is to be broadly welcomed but, with the long list of issues that the industry is expected to address, it will be a challenge. While welcoming the more active regulatory environment, concerns remain about the potentially damaging nature of any longer term regulatory uncertainty and we would therefore look for implementation of any revisions in as timely a manner as possible.

The continued stock market declines have had one positive side effect for insurers; they have reinforced the message that writing with the aim of a breakeven result or an underwriting profit is essential. In recent years the industry has been able to rely on investment income to compensate for losses from writing business at uneconomic rates, but this is a thing of the past. Helped by this recognition, on the business front the picture in 2002 was altogether more positive.

The level of natural catastrophes in the year was relatively benign, as it was in 2001. The attack on the World Trade Center in 2001 led to insurers losing billions of dollars of capacity, which served to accelerate the move to realistic pricing of risks that had begun earlier in 2001. As a result, 2002 has seen significant price increases being achieved on lines of business that had previously been very resistant to movement. Worldwide commercial rates have benefited in particular. That trend seems likely to continue during 2003 in major commercial markets. Terms and conditions have also been significantly strengthened across most lines of business.

The key to success for general insurance companies in the future will be a sharp business focus, specifically underwriting discipline and expense control. For all companies the combination of capital constraints and regulatory pressures will make a more sophisticated understanding of risk based capital needs essential.

Insurers who adapt to these changes will create substantial value for their shareholders.

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ROYAL & SUNALLIANCE ANNUAL REVIEW & SUMMARY FINANCIAL STATEMENTS 2002

Chief Executive’s Review

‘Royal & SunAlliance is
concentrating on those markets
and businesses where we
believe we can build and sustain
competitive advantage. As a
result we will be a smaller, but
more focussed, general insurer.’

Our six core principles for delivering results

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ROYAL & SUNALLIANCE ANNUAL REVIEW & SUMMARY FINANCIAL STATEMENTS 2002

Chief Executive’s Review (continued)

2002 has not been a good year for the insurance industry, and certainly not for Royal & SunAlliance. We have probably all spent time reflecting on recent events within the Group, but the fact is we are where we are for a number of reasons – some of which were beyond our control, but by no means all. Now we have to put all that behind us and move on.

As the Chairman has already said, we recognise both the need for change and the urgency in bringing about that change. Despite good performances by many of our businesses, the Group’s overall results in recent years have been disappointing. The Group operating result (based on LTIR) for 2002 of £226m, is significantly better than that of 2001, but still not acceptable. This can in part be put down to prior year deterioration of £595m, including the strengthening advised in the third quarter of 2002. It has also been hit by the industry environment and events beyond our control. But part of it is down to our failure to extract the best performance from a number of areas of our business. We have not executed our strategy as effectively and as quickly as we should have done, and we have not produced the results we should.

That said, the outlook for general insurance is very good at the moment and we are determined to capitalise upon it.

We are in a unique period for the general insurance business. It has been described as the best and worst of times. Insurers have been severely impacted by a combination of circumstances and events that have led to significant stress on the industry. Extreme weather events, the horrific acts of terrorists, the significant declines of equity markets and investment returns and some of the major legacy issues the industry has faced, like asbestos, have all taken their toll on earnings, balance sheets and management.

At the same time, we finally have market conditions – particularly for commercial insurance – that are fundamentally addressing the chronic underpricing and basic weakening of terms and conditions that have been a feature of this business for as long as I can remember.

Given these market conditions, and our own position and circumstances, we determined in August to undertake the detailed Operating and Financial Review that we unveiled in November last year. We have made decisions – some of them hard and many of them requiring time to execute.

The future shape of the Group
Royal & SunAlliance is concentrating on those markets and businesses where we believe we can build and sustain competitive advantage. As a result we will be a smaller, more focussed general insurer.

Our primary markets will be those where we have a significant capability, presence and scale, as well as a solid reputation.

Codan has introduced a new pension product
‘Time Pension’ that is so revolutionary that they
have applied for a patent on it.

We will focus on business
that has a sustainable
competitive advantage

Our focus remains on general insurance both commercial
and personal.

Our primary markets will be those where we already have a
significant capability, presence, scale and solid reputation. We will only compete where we believe we have a model for sustainable advantage and can see excellent opportunities for a well managed, disciplined and focussed general insurance company.

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ROYAL & SUNALLIANCE ANNUAL REVIEW & SUMMARY FINANCIAL STATEMENTS 2002

UK
The UK is our biggest market, and will continue to be key to our success as we move forward. We see excellent opportunities for a well managed, disciplined and focussed general insurance company in this important market.

During 2002, the very strong performance from commercial lines continued and we produced an underwriting profit for the year, despite claims provision strengthening across most classes. Personal lines performed less well, in part as a result of record levels of weather claims throughout the year. We paid out £82m more to individuals for weather claims in 2002 than in 2001. We also increased claims provisions, notably for intermediated motor where we have seen steadily increasing bodily injury claims payment levels. We have some fundamental underlying issues with our personal business, around pricing for claims inflation, that we have now begun to address.

Our direct personal business MORE TH>N™, which we launched 18 months ago with some demanding targets, is well on track to being one of the top three direct players in the UK. The advertising campaigns that have run throughout the year have been very successful. Indeed, we have won a number of awards for our brand marketing and websites.

Our intermediated personal lines are the subject of some tough action. We are going to reshape this business, it will be smaller and it will be concentrated on business where we believe we can make a sustainable profit. We are already achieving a Group target return of 10 per cent net real return for the commercial business. Our aim is to achieve this target return on capital for Personal intermediated and MORE TH>N™ by the end of 2004.

USA
The US remains a very significant market for us. During 2002 we implemented a restructuring plan that streamlined operations to two divisions focussing on mainstream general (property and casualty) business insurance and standard & nonstandard personal insurance. We will continue to restructure and refocus, exiting six businesses. Through our actions we aim to reduce expenses in the US by $115m. In total we anticipate a reduction in headcount of some 1,500 – around 20% of the workforce.

Middle market is the largest portion of our commercial book and we believe our segmented approach gives us a competitive advantage. Of the 92 different

‘The outlook for general insurance is very good at the moment and we are determined to capitalise upon it.’

We will ensure
capital prioritisation

Our new business focus will mean exiting a number of operations, including businesses that are unprofitable and that we think will continue to be challenged, and businesses where there is a limited strategic rationale and would require a disproportionate amount of time and capital to solidify longer term advantage.

The capital that is released will be allocated to those lines of business that have the prospect of long term profitability and those which are already achieving their target rates of return.

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ROYAL & SUNALLIANCE ANNUAL REVIEW & SUMMARY FINANCIAL STATEMENTS 2002

Chief
Executive’s
Review
(continued)

industry segments that we could write insurance for, we only work in eight – and we have dedicated underwriters for each one of these – ensuring specialist knowledge and understanding.

Our US personal lines business has historically outperformed the industry. During the year we have significantly reduced the number of agencies that we work with and also withdrawn from states where we see no possibility of profit.

Actions taken to increase claims provisions for US personal auto meant that this line moved to an underwriting loss for the year.

During 2002, along with most other property and casualty insurers in the US, we increased claims provisions for asbestos and a number of casualty lines, particularly workers’ compensation.

Europe
We are one of the leading insurers in Scandinavia, particularly in the larger markets of Denmark and Sweden. Results in this region have been improving and we expect the positive trend to continue.

During 2002, as part of our overall restructuring plan for the Region, we disposed of a number of operations across Europe, notably: the Isle of Man, Germany, Benelux and our Italian direct operation. We also acquired a commercial portfolio of business in Scandinavia.

Storms and floods in Germany and Ireland and an unusually high level of large losses in Benelux and Scandinavia all contributed to an underwriting loss for the year.

Canada
We also have a strong market position in Canada. We acknowledge the current performance of our Canadian company is disappointing, regardless of the fact that the market there generally has been challenged. Nevertheless, our Canadian company has an excellent longer term track record. We believe it is strategically well positioned and we are confident that management’s actions to improve performance are correct and will produce returns to justify our confidence.

The Canadian result for 2002 was poor with both personal and commercial lines producing a significantly worse result than in 2001.

Personal auto has required considerable claims provision strengthening particularly in respect of bodily injury claims in Ontario. We also saw a number of large losses towards the end of the year. We are implementing premium rate increases across this book of business and are finally seeing real evidence of a market wide move to higher rates. By contrast household produced an underwriting profit for the year.

Commercial lines saw a marked deterioration for auto and general liability, again reflecting claims provision strengthening and increased levels of large losses. Property and ‘other’ lines both produced underwriting profits.

Our Irish operation is committed to communicating to its Broker customers. A new website is helping them to explain why we are increasing premiums.

We will enforce the strictest
underwriting principles

Absolutely fundamental to our success will be how we deliver the basics of the business, including underwriting. Disciplined underwriting is based around technical price being the minimum price we write business at. That applies in soft and hard markets, so if we can’t get our minimum technical price in future we will, generally, walk away from the business.

The actions that we are taking to deal with our underperforming businesses should result in a reduction of approximately £1bn in premium income by the end of 2004.

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ROYAL & SUNALLIANCE ANNUAL REVIEW & SUMMARY FINANCIAL STATEMENTS 2002

Net Asset Value
Pence per ordinary share

Weather and
Large losses (£m)

Other markets
We will also remain in other markets where we believe we have a strong strategic rationale and an operating model that facilitates the creation of value. This includes a number of developing markets like India.

Business actions
Obviously, our focus will mean exiting a number of areas. These include businesses that are unprofitable and we think will continue to be challenged; businesses where there is a limited strategic rationale, and that would require an unacceptable amount of time and capital to solidify longer term advantage; and businesses where there is a disproportionate risk aggregation, even though they may, in fact, be profitable.

We continue to seek opportunities to maximise shareholder value, including divesting of businesses where there is an opportunity to unlock value at the local level. That is certainly the case with Asia Pacific, where during the first half of this year we intend to launch an Initial Public Offering (IPO) for businesses in Australia and New Zealand, which together constitute the majority of our presence in the Region. We expect this to create a major new listed insurance entity in the Australasian market, while releasing significant value and capital for the Group.

Since we made the announcement in November, we have sold our German operations, significantly reduced our exposure to aviation insurance by reducing our participation in Global Aerospace Underwriting Managers (GAUM) 2003 pool, sold 80% of our holding in GAUM, and made two disposals in Asia Pacific. We anticipate completing the sale of RSUI, our US surplus lines operation, by the middle of 2003.

In February, we announced the outsourcing of the administration of our closed UK Life funds to Unisys, with the transfer of 1,700 jobs.

Our focus on fewer businesses in fewer markets clearly has a significant impact on our overall business going forward. Our target is to reduce net written premiums from £8.5bn in 2002 to £5.5bn by the end of 2004. We are becoming smaller but we will remain a substantial international insurer capitalising on profitable growth prospects in those markets in which we remain. We also intend to be a much higher performing company.

‘Our strategic direction
will continue as before
but with a much
stronger emphasis on
action, implementation
and delivery.’

We will put strong
emphasis on performance

Our target of achieving a rate of return of 10% net real
across the cycle is unchanged.

We fully support the view that strong market fundamentals
require strong company performance. We will therefore set
ourselves more demanding internal performance targets for
those times when underwriting profits can and should be
expected from a high performing company.

Our focus must be and will be on profit – if this is at the
expense of volume or market share, then so be it.

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ROYAL & SUNALLIANCE ANNUAL REVIEW & SUMMARY FINANCIAL STATEMENTS 2002

Chief
Executive’s
Review
(continued)

‘We are implementing
more vigorous controls
from the centre across
all key disciplines.’

The US remains a significant market for us. Personal lines has historically outperformed the market and our middle market segmented approach gives us, we believe, a competitive advantage.

As I said earlier, we have had to make some very tough decisions. Inevitably, the actions we are taking will result in a significant reduction in the number of our employees worldwide. While many of these employees will be transferred with the businesses that we are selling or divesting, regrettably, there will also be redundancies. We have no choice. We have to do what is in the best interests of the Group as a whole. If we are to be the focussed, competitive, high performing business we wish to be – and indeed need to be – that means reducing both our portfolio and our cost base.

Demanding targets/disciplined approach
In terms of the business we write, there has to be a significant change in our mindset and approach. We are being more disciplined in adhering to our underwriting principles and are introducing more rigour and control in our processes. We are writing business for return on capital – not volume or market share.

Our target return on capital has been maintained at 10% net real over the cycle. However, given current market realities, in November we announced a reduction in investment return assumptions. As a result, from 2003, our combined ratio target has been adjusted to a more demanding level of 102%. Having said that, we fully support the view that strong market fundamentals require strong company performance. We have set ourselves demanding internal performance targets for those times when underwriting profits can and should be expected from high performing companies.

Of course, these targets and goals will not simply be achieved by decisions about where to compete and where not to, or how we adjust or change our portfolio of businesses. Fundamental to our success will be how we deliver the basics of our business, such as claims, underwriting and expense management – and we believe there are significant opportunities for improvement in all three.

We have already identified £350m of savings that we believe will be made mostly in the UK, US and Canadian operations as they restructure and refocus over the next 18 months. We believe that there is room for further savings from our other operations.

A focussed corporate centre
A company that is more focussed strategically and operationally requires a more focussed corporate centre. We have reviewed the head office operation and also decentralised or outsourced a number of functions currently handled at the centre. This will result in a reduction in head office employees from 290 to 150 during the first half of 2003. We will also be rationalising locations.

Along with the true corporate functions the primary focus of our smaller corporate centre is on:

Risk management

Capital management

Change management and performance improvement

Underlying our commitment to delivery and execution, each of these areas is headed by a member of senior management and supported by dedicated teams at the centre and in the Regions. During 2002 we appointed heads of Group Risk, Capital Management and Change Management.

We will ensure rigour and
control across all disciplines
and procedures

In future we will be focussed on fewer operations and lines
of business. We will be concentrating primarily on markets
and businesses where we believe we can build and sustain
competitive advantage and we will be exiting areas that are
unprofitable or lack strategic fit.

Our approach to business will be based on discipline, focus
and control with an emphasis on delivery.

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ROYAL & SUNALLIANCE ANNUAL REVIEW & SUMMARY FINANCIAL STATEMENTS 2002

A solid capital position
The series of actions we have announced will, we believe, not only improve our operating performance, but also strengthen our capital position. Disciplined underwriting and capital prioritisation in support of higher performing businesses are designed to ensure that we make better use of the capital available.

In looking at our capital requirements, we worked with independent actuaries to review potential liabilities in the general and life businesses. Those reviews confirmed that our provisions in the general business were reasonable, however, we believed it would be prudent to increase them, which we did in the fourth quarter.

With regard to our UK Life funds, the actuarial reviews confirmed that there was no requirement for additional capital at that time. For the Life funds, however, with the expected regulatory changes in the UK, we felt it was prudent to assume that £300m of medium term capital support would be required. It is likely this will be provided by way of contingent loan. This has been included in our capital projections. The decisions made in respect of the UK pension funds, following their actuarial reviews, are detailed in the Finance Director’s report, which starts on page 16.

Maximising return on capital
Like many in the industry, we have seen our capital base eroded, largely due to the impact of falling equity prices worldwide. It is important to ensure that our capital works harder for us wherever possible and that we earn better returns. That will mean withdrawing capital from unprofitable lines and underperforming businesses and diverting it to businesses that are achieving better returns.

Business fundamentals
There is a stronger focus on the fundamentals of our business, our day to day operations and actions to improve our performance. We are seeking to be more disciplined in our underwriting and risk management; more selective about the risks we choose to take on; and more accurate in our pricing of those risks. We also seek to manage our claims more effectively and efficiently, and to improve our levels of customer management and service.

Governance and control
With the increasing regulatory demands being placed upon the insurance sector, it is vitally important that we adhere to consistently high standards of governance throughout our worldwide operations. We are, therefore, implementing more rigorous controls from the centre across all key disciplines. Individual managers still have the autonomy and flexibility to act and make decisions, but within a strict set of guidelines.

Summary
We have a strong management team in place who are absolutely determined to succeed. Improved performance, execution and delivery are an absolute priority. That is what the management team – and we as a Group – will be judged on.

Bob Gunn, Acting Group Chief Executive

Group

£m	2002	2001

General business
Net premiums written	8,635	8,813
Underwriting result	(916)	(1,230)
General business result	89	(11)
Return on capital employed	–	(2)%

Life business
Net premiums written	1,882	2,899
Life business result	227	186
Shareholders’ interest	1,874	2,503

We will focus on adding shareholder value

We will be seeking every opportunity to maximise shareholder value, including disposing or divesting of businesses whose true value is not reflected in our share price and is unlikely to be in the foreseeable future.

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ROYAL & SUNALLIANCE ANNUAL REVIEW & SUMMARY FINANCIAL STATEMENTS 2002

Board of Directors

Sir Patrick Gillam R, N	John Baker A, R, N	Bob Ayling A, R, N
Chairman until 17 March 2003
(retiring 31 March 2003)
Age 69. Director and Chairman of the Group from 1997. Chairman of the Nomination Committee. Chairman of Standard Chartered plc (international banking). Former Managing Director of The British Petroleum Company. Former Chairman of Asda Group Limited (food retailer).	Deputy Chairman
	Age 65. Director of the Group from January 1995. Deputy Chairman from May 2002. Chairman of the Audit & Compliance Committee. Non Executive Advisory Director, OFWAT (water regulator). Deputy Chairman of Celltech Group plc (biopharmaceuticals). Former Chairman of National Power plc (energy) and Medeva plc (pharmaceuticals).	Age 56. Director of the Group from April 1993. Director of Dyson Limited (manufacturing). Director of Holidaybreak plc (leisure) from February 2003. Former Chief Executive of British Airways. Former Chairman of The New Millennium Experience Company. Former Under Secretary at the Department of Trade.

Stephen Hill A	Susan Hooper R	Carole St. Mark R, N
Age 42. Director of the Group from August 2000. Former Chief Executive Officer of the Financial Times Group Limited (newspapers & publishing). Former Chief Executive Officer of the Financial Times Newspaper and Westminster Press Limited and Head of Strategy for Pearson plc (media company).	Age 43. Director of the Group from August 2001. Vice President of Avis Europe plc (car rental) in Europe, Africa, Middle East and Asia. Formerly Regional Director, Europe, Africa and Middle East, of Pepsico International and Non Executive Director of Courtaulds Textiles plc.	Age 60. Director of the Group from September 1998. President and Chief Executive Officer of Growth Management LLC (business development & consulting). Director of Gerber Scientific Inc (computer based systems). Former President and Chief Executive Officer of Pitney Bowes Business Services (business equipment).

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ROYAL & SUNALLIANCE ANNUAL REVIEW & SUMMARY FINANCIAL STATEMENTS 2002

Nicholas Barber A, R	Bob Gunn E	Julian Hance E
Age 62. Director of the Group from January 1991. Chairman of the Remuneration Committee. Director of Fidelity Japanese Values plc (investment trust). Director of Bristol & West plc (financial services). Formerly Governor of the London Business School. Former Chief Executive of Exel plc (formerly Ocean Group plc – shipping & transport).

Acting Group CEO until 2 April 2003
Age 57. Director of the Group from June 1999. Appointed Group Chief Operating Officer in September 2001 and Acting Group Chief Executive Officer in September 2002. Former Chief Executive Officer of the Group’s Operation in Canada from May 1990, and Group Director of Americas since 1998. Former Chairman of the Insurance Bureau of Canada and the Insurers Advisory Organisation of Canada.

Age 47. Chartered Accountant. Appointed to the Board as Group Finance Director from October 1998. Former Group Chief Accountant and Finance Director of Life and Investment Operations.

E Executive Director A Member of Audit & Compliance Committee N Member of Nomination Committee R Member of Remuneration Committee

	John Napier R, N	Andy Haste

Chairman from 17 March 2003
Age 60. Director of the Group from January 2003 and Chairman of the Group from March 2003. Current Chairman of Kelda Group plc (water utility) and Non Executive Director of Waste Recycling Group plc (utility). Former Executive Chairman and Chief Executive of Kelda Group plc.
Former Chairman of Booker plc (wholesale distributor). Former Managing Director of Hays plc (business services). Former Managing Director of AGB plc (international market research and information services).

Group CEO from 2 April 2003
Age 41. Director and Group Chief Executive from April 2003. Former Chief Executive of AXA Sun Life plc and Director of AXA UK plc (life and pensions). Former President and Chief Executive Officer of Global Consumer Finance Europe at GE Capital UK, Western Europe and Eastern Europe (financial services). Former President of National Westminster Bank’s US Consumer Credit Business (retail banking).

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ROYAL & SUN ALLIANCE ANNUAL REPORT & ACCOUNTS 2002

Group Finance Director’s Report

Group financial position
2002 was a year of unprecedented financial challenges for the Group, and for the insurance industry as a whole, as continued depressed levels of investment markets worldwide continued to weaken balance sheets. This section of the report explains our views of the key financial indicators for the Group and the insurance industry and will discuss our financial results and outlook.

Group financial targets
The Group’s main financial objective is to maximise the return to shareholders by ensuring that our return on capital (ROC) is significantly greater than its cost. This target return, as we have set out for a number of years now, is 10% net of tax and inflation. It is a challenging target but one that we still believe that in the longer term we can achieve and sustain. Our ability to generate this return is dependent in part upon investment market performance and, later in this review, I detail the changes that have been made to our operating targets to recognise the significant changes in investment conditions.

Returns
Clearly recent performance has not met the target returns. Natural and man made catastrophes and inadequate rating for risks have hit our earnings and led to the requirement for higher loss provisions. However, our long term goal of generating the target returns over the cycle, regardless of events, remains unchanged. The radical programme of actions that we outlined in November of 2002, together with the cumulative effect of disposal programmes, underwriting discipline and proactive claims management over the last few years will, we believe, produce improved performance.

Return on equity
The return on equity can be calculated on an accounting basis (including intangible assets such as goodwill) or on a tangible net assets basis.

The returns for the past three years have been below target, principally due to poor underwriting conditions in earlier years and exceptional claims events affecting the whole period. The impact of investment market movements has also been significant, although the reduction in our holdings of equities should serve to reduce volatility going forward.

We continue to make use of subordinated debt, or dated loan capital as it is described in the accounts, as an element of the Group’s capital base, to improve the return on equity. The improvement arises because such debt can be treated as a component of the Group’s capital base, but has a lower net of tax cost than equity.

Volatility
As I have discussed in previous years, as a Group we believe that the Group operating result based on longer term investment return (LTIR) is the most appropriate measure to recognise the performance of our operations. This measure excludes the effects of a number of items, by far the most significant of which is short term investment fluctuations. UK accounting rules require us to reflect in the profit before tax (PBT) number the full market value movement in our investment portfolio. This introduces a substantial level of volatility, which distorts the reported PBT and can have either a strongly negative or strongly positive impact.

Results
The Group operating result (based on LTIR) of £226m, compared with £16m in 2001, was affected by a number of prior year claims developments, (which are detailed later in this report), by continuing developments in the cost of the attack on the World Trade Center, and by

Group ROC for the past 22 years (%)
	General Business Return on Risk Based Capital

			Restated	Restated	Restated
	%	2002	2001	2000	1999

	UK	11.1	(1.3)	4.7	8.3
	USA	(21.1)	(15.2)	8.4	16.6
	Canada	(12.1)	5.5	4.7	8.5
	Scandinavia	4.4	13.9	3.4	6.7
	Australia	19.8	14.5	11.0	1.7
	Other	(4.4)	2.0	(0.9)	(5.6)

		(0.5)	(1.8)	4.8	5.4

Returns on Equity

%	2002	2001	2000

Accounting basis	(33.2)	(17.9)	3.0
Tangible net assets basis	(21.1)	(19.7)	5.3

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ROYAL & SUN ALLIANCE ANNUAL REPORT & ACCOUNTS 2002

weather incidents worldwide. That said, we recognise that it is a poor result overall.

The graph below left shows the Group ROC over the last 22 years: an average annual ROC of 10.4%. One of our major objectives is to reduce the annual volatility of returns. The Group has been actively seeking to reduce its exposure to investment market volatility. We originally announced in 1998 that we were taking action, ahead of many others in the industry. Since that time we have reduced our equity holdings by £11.7bn. We have also been active in using derivative protections for our remaining investments.

An update on our equity investment position is given as part of the review of our current capital requirements on page 19.

During 2003, we will adjust down our investment return assumptions in light of the continued stockmarket volatility and lower levels of long term returns and inflation. As a result, our target combined ratio has moved to a more demanding 102% across the cycle and we will be driving for higher returns in the current strong insurance market conditions.

FRS 18 requires a review of the Group’s accounting policies and an analysis of estimation techniques applied in producing the results. For an insurance company estimation techniques and uncertainty are particularly important and significant. Page 54 of the full Annual Report & Accounts seeks to set out and explain the principal estimation techniques that are adopted. A copy of the full Annual Report & Accounts is available either via the website or the Group Communications team. Details of both are in the Shareholder Information section on page 39.

General business result
The overall general insurance business result, while a substantial improvement on 2001, was clearly not acceptable. We continue to see a significant drag on the results from developments in prior year claims in a number of areas and this is overshadowing the strong performance that major parts of the Group produced for the 2002 underwriting year, i.e. the trading result from the underwriting activity in the year.

It should be emphasised that the strengthening of claims provisions relating to prior underwriting years does not necessarily mean that the provisions at the end of the preceding or earlier years were inaccurate or inappropriate. If the development that has occurred in the current year that has given rise to the need for additional prior year claims provisions was unforeseeable at the previous year end, then the previous year end provisions were appropriate.

Excluding this prior year impact, the 2002 combined ratio was 102.1%, which meets our ROC target. The prior year impact includes asbestos but this is by no means the predominant factor. A major factor is the development of liability (bodily injury) claims, particularly in respect of motor business. This has been a feature in the UK, Ireland, Canada, Scandinavia and the US.

The development of these motor liability claims is partly as a result of legal developments and partly poor underwriting.

Our reported results also continue to show the effect of claims from the World Trade Center, with an additional £71m of reserving during 2002 taking our total estimated net loss from the event to £269m.

Apart from prior year claims developments there are a number of other specific factors that have affected the result.

While UK commercial and US personal and commercial property continued to show excellent results, problems were evident in intermediated UK personal lines, some other US lines of business and our Canadian operation.

The Operating and Financial Review, which we announced in November 2002, is designed in part to address these problem areas and the Chairman’s Statement and Chief Executive’s Review both consider the action plans in some detail.

The change of policy for our risk based capital (RBC) model, was discussed in detail in my report to you last year and I overview it later in this report. This, and the decision to invest a lower proportion of funds in equities, led to a decline in the level of investment return that was generated. This was partially offset by the reduction in the charge for the shortfall of capital, which is reflected in the ‘other activities’ line.

Life business result
The shareholders’ interest in life operations decreased to £1,874m from £2,503m in 2001. This represents the value of the shareholders’ funds in the life operations, together with the net present value of the profit expected to emerge from the existing policies in force. This decrease reflects the 25% drop in the value of UK investment markets during 2002 together with a number of disposals during 2002, notably our UK offshore life business in the Isle of Man and the UK Group Risk business, as well as operations in Benelux and Germany. These have released some £400m of capital to support the general business operations.

Our life result for the year benefited from a one off credit in Denmark. During 2002 the Danish regulator changed the way in which it required companies to share profit between policyholders and shareholders. As a result, Codan made a one off release of profit of £50m, which is included in our life business result for the year.

Other activities
The result for other activities included in the Group operating result (based on LTIR)

is made up of a number of elements. Firstly, the operating result from non insurance activities such as our UK estate agency chain Sequence. In 2001 it also included Royal & SunAlliance Investments, our asset gathering and management arm, (which we sold to ISIS, formerly Friends Ivory and Sime, in April 2002) together with Swinton and Royal & SunAlliance Trust Company, both of which we sold in May 2001.

Secondly, it includes income from associates and a number of Group charges; our central Group expenses, any interest charges on debt, other than dated loan capital, and any surplus or deficit of longer term investment return on RBC after allocation to the general insurance business result.

Capital
A primary area of interest to investors throughout 2002 was the Group’s capital position and our ability to ensure that we had sufficient capital to meet business and regulatory requirements. Because investment markets have continued to fall in value, this will continue to attract attention during 2003.

The overall capital position of the Group is assessed by aggregating the general business capital requirements with other Group capital requirements and comparing these with the available tangible capital.

The capital requirement for the life insurance operations is set as the total amount of capital invested in the life business.

For any insurance group, capital requirements are directly related to the risks it faces. The Group has developed an approach to determining its requirements for its general insurance operations that provides a basis for establishing a financial control framework and for setting financial targets for individual businesses.

The RBC approach is in addition to the need to meet regulatory solvency and rating agency requirements. The RBC approach was introduced in 1998 and has been applied to all of the Group’s general business operations. It is subject to continuous review and development and led to an updating of our investment policy at the end of 2001. We implemented the new investment policy during 2002 and now invest 37.5% of capital in equities, with the balance, and all the technical provisions after funding working capital, invested in less volatile fixed interest investments. This position was achieved in 2002, and led to a significant reduction in equity exposure.

We anticipate that regulatory developments in the UK will result in statutory and RBC requirements converging. We are reviewing our RBC model so that it reflects these developments. In particular, we will be breaking the risks faced by the Group into

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ROYAL & SUN ALLIANCE ANNUAL REPORT & ACCOUNTS 2002

Group Finance Director’s Report (continued)

components, for example; underwriting, reserving, market, credit, operational etc, and assessing the capital required to support each type of risk separately.

During 2002 we undertook a wide ranging review of our capital position, obtaining independent actuarial and accounting advice in a number of areas. In addition to being wide ranging in scope, the review also sought to project forward the Group capital position through 2003 into 2004.

The review took into account the actions that we announced last November, including the various disposals and reductions in exposure that are planned by the end of 2004.

It also took into account the statutory requirements as well as the Group’s RBC approach. From a statutory perspective the Group continues to maintain a surplus over the required solvency margin currently required for the regulated insurance company.

Summary of capital position
As shown in the table, the Group’s capital position at the end of 2002, assessed using RBC principles, shows a current shortfall of around £700m. This is consistent with the position shown at November 2002 taking into account the subsequent further decline in investment markets.

The table also shows the impact of aspects of the plan announced in November, including the reduction in general business exposure as a consequence of the disposal and closure programme of general insurance operations, and the release of capital arising from the disposal of life operations across the Group.

It should be pointed out that the table does not include any retained profits for the period of the plan arising from the ongoing operations. These will improve the projected capital position.

The major change is the reduction in the general business requirement, which results from the Group focussing on a smaller number of operations, and reducing net written premium by £3bn. It also reflects the reduction in net written premium that results from our quota share arrangement with Munich Re. This arrangement, which was first entered into at the end of 2001 for business underwritten in 2002, has been renewed for 2003.

The essence of this agreement is that Munich Re has taken a percentage share of the premiums written in most of our largest operations. For 2002 this was 10% and in 2003 it will be 15%. We have excluded those businesses that we intend to close or dispose of (as well as a number of smaller operations) and it will continue at approximately the same monetary level as for the previous period. This reduces the Group’s net written premium by around £800m and releases around £300m of RBC requirement.

This is a one year arrangement but it is renewable by mutual consent of both parties and, as I indicated above, we have renewed for 2003.

Inevitably our current position is subject to the uncertainties inherent in preparing the accounts for an insurance company which I have already referred to and which are set out on pages 54 and 55 and in note 46 on pages 85 and 86 of the full Annual Report & Accounts.

In addition, the overall capital projection is subject to uncertainty, which arises as a consequence of both extraneous factors such as investment markets and regulatory change, and internal risks such as execution risk in respect of the planned actions. We anticipate that regulatory changes, including the EU Group’s Directive, the Prudential Source Book and the implementation of CP 143 and 144 by the Financial Services Authority (FSA) will impact statutory solvency requirements in the future (generally 2004). These factors are addressed in the following sections of this report.

The FSA has recently provided further guidance on how it intends monitoring the capital requirements of life insurers with a move to a realistic balance sheet approach. The Group welcomes this development, which will be likely to have a beneficial impact on the overall capital position, and we are planning to enter into discussion with the FSA on that basis.

Further clarification is expected shortly from the FSA on the principles to apply for general insurance business solvency assessment.

It must be emphasised that regulatory capital requirements are going to become more onerous and will be a major influence over the management of the insurance businesses. The extent of the impact will depend on the circumstances of the Group and the objectives of the Regulator. It is also important to recognise that as a consequence of increasing the regulatory targets to more realistic levels, it is more likely that insurance companies will maintain solvency positions much closer to the regulatory levels than in the past.

Overall the targeting of an RBC surplus provides a margin for adverse developments, however we will continue to actively monitor the position and take appropriate additional actions as and when the need arises.

The main other areas of uncertainty over the projected capital position relate to investment markets and the ability of the Group to execute the disposal and capital release programme.

The actions in respect of the life portfolio were particularly significant in 2002. The detail of the review is given below in the section addressing the UK Life funds’ capital requirement.

On the basis of our projections we expect the Group’s capital position to improve from the second quarter 2003 and into 2004, as a consequence of the wide range of actions being taken.

Portfolio management
At the end of 2001 we announced our intention to release £800m of capital from a combination of a programme of disposals, and releases from our UK Life company. We successfully completed this exercise during the fourth quarter of 2002.

In total during 2002, we sold operations in the Bahamas, Benelux, Germany and the Isle of Man. We also disposed of Royal & SunAlliance Investments, our UK Group Risk business, the majority of our shareholding in Global Aerospace Underwriting Managers in the UK and our direct marketing operation in Italy. We further announced an agreement that St Paul Companies would offer 2003 renewals for our US professional and financial risks business.

We were able to release around £250m of capital from our Phoenix subsidiary following the sale of Group Risk and anticipate releasing a further £100m of capital by way of a reinsurance of part of the embedded value of the remaining UK Life funds. The sale of Group Risk improved the capital position of our Phoenix subsidiary by both the proceeds received and the solvency capital that it released. As a result, the Phoenix non participating fund contains surplus assets that were previously required for solvency purposes. To release that surplus from this fund we transferred the unit linked businesses into the non participating Phoenix fund so releasing the £250m referred to above.

The outcome of our UK Life review was the closure of our remaining UK Life funds to new business with effect from 1 September 2002, although existing customers will be able to make increments to their policies. This gives us greater financial flexibility in the management of these run off funds. In February 2003, we announced the outsourcing of the administration of our UK Life business to Unisys. The deal is for an initial term of 10 years and secures a competitive

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ROYAL & SUNALLIANCE ANNUAL REVIEW & SUMMARY FINANCIAL STATEMENTS 2002

maintenance cost per policy, creating a cost base that will be directly variable in line with policy numbers. This significantly reduces the risks inherent in a run off portfolio.

Operating and Financial Review
Looking to the next couple of years, our Operating and Financial Review, announced in November 2002, set out our intention to reduce general business net written premium by £3bn. While the decisions about what will be sold or scaled back are business based, this will also serve to reduce our overall capital requirement. We will sell or exit businesses in four main categories:

Where we are not sustaining target levels of performance and return on capital over time

Where the risk profile of business is unacceptable from a Group perspective due to the level of risk aggregation

Where we do not have a strategic competitive advantage in a particular sector

Where there is an opportunity to unlock significant value for shareholders

This restructuring will not complete until the end of 2004 but many of the actions are underway already.

In a departure from our usual practice, we identified a number of businesses that we specifically intended to dispose of during 2003.

The value of our Asia Pacific operation, while recognised locally, is not reflected at a Group level and there are limited synergies between it and the rest of the Group. We intend to release this intrinsic value through an Initial Public Offering (IPO) of businesses in Australia and New Zealand; completion of the process is anticipated in the first half of 2003.

We indicated at the time of the November 2002 announcement that this did not preclude the sale of businesses within Australasia if an attractive deal became available. Since November the disposal of Guardian Trust Australia and Tyndall Investment Management have been announced. In addition to releasing capital, these disposals enhance the attractiveness of the IPO.

In the US, the sale of RSUI, our wholesale surplus lines business, is expected to complete during the first half of 2003. Other wholesale businesses and some specialised commercial businesses in the US will be sold or exited as soon as possible. We are also discontinuing our World Assurance line of business there.

In connection with our November 2002 review we expect to incur one off reorganisation costs of £170m. In line with accounting standards, these will be charged as they are committed to. This will be primarily in 2003. There was a charge of £42m in 2002.

Investment policy
The significant reductions in equity investment exposures that the Group has made over the last few years have continued in 2002 in respect of both the life and general operations. The total reduction in equities since 1998 is now £11.7bn. The general funds, with equities of around £1.2bn, are now at the target level for our stated investment policy.

Within both the life and general funds much of the proceeds raised from the equity disposals have been reinvested in the fixed interest portfolio. Within the general funds, total fixed interest holdings now stand at approximately £11bn. Credit quality within the portfolios remains extremely strong with over 75% of the £11bn invested in issues rated either AAA or AA.

The Group makes use of derivative contracts within its investment portfolios for the removal or reduction of investment market or foreign exchange risks. In addition, such positions are also used to help facilitate the efficient management of significant disposals or acquisitions of underlying physical investment holdings. No trading in derivatives is undertaken for speculative purposes.

At the year end, the Group held cap and collar strategies against a part of both the life and general fund equity exposures in order to reduce the potential impact on the fund of falling equity market conditions. In addition, significant forward exchange contracts were in place on some of the life funds to hedge against the currency risks associated with overseas bond holdings.

Debt
The Group has £1.5bn of committed bank facilities, which expire in 2003. £700m of undrawn bilateral facilities expired in January 2003. £566m is drawn under a syndicated facility of £800m, which expires in October 2003. We are in the process of negotiating replacement facilities for the syndicated facility, which will be for a lower amount.

At the year end we also had dated loan capital of £773m. This figure comprises three tranches with maturities ranging from 2019 to 2030.

A £90m subordinated bond matures in March 2003 and other borrowings total around £50m.

Goodwill
FRS 10 requires that goodwill arising on acquisitions be tested for impairment whenever events or changes in circumstances indicate that its carrying value may not be recoverable in full. Given market conditions during 2002, an appraisal of a number of the goodwill balances on the Group’s balance sheet was made resulting in a writedown of £653m in relation to our operations in the US, Australia and Canada.

Risk Based Capital – Prospective View

£m

Available capital (tangible)	4,100
Less current life requirements	(1,700)
Less discontinued business requirements	(100)

Available for general business	2,300
Current general business requirements
(@40% of projected 2003 NWP)	3,000

Indicated current shortfall	(700)
Projected reduction in general business
requirement/projected release from
life capital	1,500

Projected capital surplus	800

This writedown was charged to Group operating profit. As goodwill has always been excluded from our RBC and statutory solvency calculations, this does not impact our risk based capital position or our statutory solvency.

Rating agency solvency
 Rating agencies such as Standard & Poor’s, AM Best and Moody’s Investors Service provide insurer financial strength ratings for the Group and its principal subsidiaries.

These ratings are based on the detailed financial modelling of the Group and regular review of the Group’s strategic direction. The current ratings are ‘A-’ from Standard & Poor’s, ‘A-’ from AM Best and ‘Baa1’ from Moody’s Investors Service.

Following the announcement of our Operating and Financial Review in November 2002, AM Best affirmed our ‘A-’ excellent rating and changed the outlook from ‘negative’ to ‘stable’. Standard & Poor’s moved the Group rating from ‘A’ to ‘A-’ with a ‘developing outlook’, but indicated that the plans are expected to improve capital adequacy to strong levels; they also expect them to be earnings enhancing. Moody’s also downgraded us. The Group is committed to returning its rating with all of the major agencies to ‘A’.

Claims provisions
A key requirement of an insurance group is to ensure that it makes appropriate provision for the eventual cost of claims arising on policies that it has written. In many cases these claims take years to manifest, to be notified to us and to be settled. Inevitably there is considerable uncertainty as to the eventual outcome of these claims. However, we adopt estimation techniques that are intended to provide a best estimate of the required provision. These techniques involve the modelling of claims development and exposure and projection of the eventual outcome based on experience to date.

New developments, such as legal decisions and patterns of notification, will impact the required provisions, often years after the policies were written. Other internal factors that affect confidence in the levels of

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ROYAL & SUNALLIANCE ANNUAL REVIEW & SUMMARY FINANCIAL STATEMENTS 2002

Group
Finance
Director’s
Report
(continued)

claims provisions include changes in product range or underwriting and claims handling processes and changes in the volume or mix of business. All of these impact the statistics for claims development on which projections are based and, as a consequence, provisions are more difficult to project with the same level of confidence.

The provisions established are also subject to annual review by independent actuaries.

Provisions for asbestos claims
For certain exposures that take a very long time to develop, such as asbestos, in depth reviews are carried out every three years, in addition to the usual annual reviews. During 2001 this led to an increase in provisions for asbestos claims of £371m before discounting. The main periods of exposure to asbestos claims relate to the decades before it was recognised to be harmful. Illnesses resulting from exposure to asbestos dust can take up to 40 years to become apparent and we noted when making this increase that considerable uncertainty as to the eventual outcome remained.

The reviews that were carried out on behalf of the Group during 2002 confirmed that the Group’s existing provisions were within a range of reasonable actuarial estimates. They were, however, towards the lower end of that range. In light of the Operating and Financial Review announced in November 2002, provisions, primarily in respect of the US, were increased by a further £70m after discounting to take a more prudent view.

Discounting
For certain types of claims provision, the period until final settlement can be many years. For such very long tail claims it is appropriate to take account of the investment return that will be earned on the provisions over the period until settlement. A discount rate of 5% per annum has been applied.

In 2001, the Group extended the range of claims provisions that it discounts in this way to encompass all long term settlement claims including asbestos and environmental, where settlement was not anticipated to occur for 6 years or more from the balance sheet date.

Previously only restricted types of long term disability claims were discounted.

Summary
General business claims provisions for prior years were strengthened during 2002. This was in respect of asbestos, as described above and also related to strengthening in respect of workers’ compensation in the US, motor liability claims in the UK, US, Canada, Ireland and Sweden and various other liability classes around the world.

The 2002 results suffered from significant prior year claims development, which masked the underlying results of the current year. Making the additional provisions will, we believe, lessen the likelihood of material claims strengthening in the future.

Life funds
The sale of Guardian Trust Australia, Tyndall Investment Management and EuroLife and the planned IPO of businesses in Australia and New Zealand during the first half of 2003, following the sale of the UK Group Risk business, Isle of Man, Benelux and German life operations in 2002, are contributing to a significant reduction in ongoing life operations.

The UK operations are in run off, having closed to new business in 2001 for the with profits funds, and 2002 for the remaining Phoenix and unit linked funds.

The life capital represents the total of shareholders’ funds held by life companies in the Group together with the present value of the profits expected to arise on the in force policies (PVIF).

The capital projection, in addition to reflecting the various planned disposals of life operations, also takes into account the consequences of a review of aspects of the UK Life operations that was undertaken by consulting actuaries on the Group’s behalf in late 2002.

The review covered a wide range of aspects of the UK Life operations. The overall headings of the review were as follows:

Asset / liability risk

Valuation / insurance risk

Regulatory risk

Sales practices risk

It is important to emphasise that, although each set of risks were reviewed individually, an overall impact analysis was also undertaken. This is important because the interrelationship between the various aspects means that it is not appropriate to estimate the financial impact of individual risks separately.

As a result of the evaluation as part of the capital plan announced in November, the Group earmarked £300m of medium term capital support to cover possible future capital requirements. Recent FSA developments introducing the concept of realistic balance sheets will lead us to reevaluate this requirement, and it is possible that it will be reduced, although this will not be confirmed for several months.

The solvency of the UK Life funds is sensitive to changes in investment conditions and will therefore rise and fall. To provide for this, arrangements have been put in place in respect of both of the UK with profits life funds whereby the shareholders can provide them with contingent loan finance that will count towards their statutory solvency. Such loan finance, which is interest bearing, is repayable by the with profits funds provided their statutory solvency exceeds the required level plus £50m each. At 31 December 2002 the contingent loan finance utilised by the life funds amounted to £25m.

It is possible that the £300m of medium term capital support, if the need arises, will be provided by way of the contingent loan arrangements, although this will in part depend on regulatory and tax considerations at the time.

In respect of each of the four categories of risk that were reviewed, the findings were as follows:

Asset / liability
The asset / liability risk represents the risk of asset changes, as a consequence of equity market and interest rate movements, not being matched by equivalent movements in the value of liabilities. This risk relates primarily to mismatched investment portfolios and the impact of guarantees.

Over the course of the last few years, the Group’s UK with profits life funds have been actively managed so as to reduce this risk. In 2002 there were significant further disposals of equities. During the year £1.6bn of equities were disposed of.

In respect of guaranteed annuity option exposures, the Group remains fully reserved on the statutory basis. This requires an assumption to be made that the take up rate of guaranteed annuities on maturity would be 95%. The current experience is that the take up rate is significantly less than this, implying a considerable margin of prudence in the reserves. Stochastic modelling of the projected outcome on guaranteed annuities indicates that there is no significant exposure in excess of the provisions already established.

Valuation / insurance
This risk relates to both changes in valuation principles and changes in insurance experience. This is an industry wide risk. Examples include the risk of improvements in mortality, i.e. that annuitants live longer than expected, which would have an adverse impact on annuities and the reinvestment assumption for future premiums and investment income. The review indicates that our assumptions for annuitant mortality are reasonable in the light of current market practice, although

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ROYAL & SUNALLIANCE ANNUAL REVIEW & SUMMARY FINANCIAL STATEMENTS 2002

mortality could develop adversely in the future. In respect of the reinvestment risk, we face an improving position following the closure of the remaining funds to new business.

Regulatory
Regulatory risk refers to the risk of changes in regulation increasing the solvency requirement of the funds. Generally this represents a risk of additional solvency capital being required for a period as a margin but this should not represent a permanent loss to shareholders. These risks also are generic to the industry and are not specific to the Group.

The regulatory position is developing and changing and longer term projections are inevitably less certain. The publication of CP 143 and 144 by the FSA, followed by further guidance, has helped clarify the likely requirements although there remains considerable uncertainty.

Following the actuarial review, we have adopted a best estimate of the likely requirements in our capital projections.

Sales practices
There are a number of potential sales practices risks that face the life insurance industry. We have already made a provision for sales practices risks identified to date. Inevitably any projection for future sales practices exposure is going to be subject to uncertainty since in part it will be dependent on regulatory action and customer response. In respect of the sales practices risks we have identified, the actuarial review has sought to model the various outcomes, taking into account the wide range of factors that impinge on the final position. The review has also considered the overall financial position of the funds concerned and, in particular, the value of their realistic estates.

UK pension funds
In common with many companies, the last three years’ declines in equity values have had a major impact on the Group’s pension funds, especially in the UK.

The introduction of FRS 17 provides a basis for setting out the surplus or shortfall in the pension funds as well as a methodology for determining the appropriate charge to profit and loss for the cost of the pensions benefit.

FRS 17 provides a sensible basis for determining the charge to profit and loss, and the Group is applying this in its financial projections. The FRS 17 calculation of surplus or shortfall is also valid, provided it is recognised as being an inherently volatile comparison of market values of investments with the discounted value of long term liabilities.

Any shortfall identified by the FRS 17 approach represents a requirement that will change with investment market movements, however, it is appropriate for the Group to anticipate how any shortfall will be funded. In the case of the UK pension funds, the indicated shortfall, net of tax relief, is around £300m after taking account of an accrual that had been built up on the Group balance sheet. This accrual will be paid into the funds in 2003.

Subject to market developments, and the impact of the employee contributions, which, subject to employee ballot, we anticipate will be introduced in 2004, this shortfall will be funded by additional contributions from the Group, over and above those required by FRS 17, over the next 10 years amounting to around £30m per annum.

Changes in accounting policies
During 2002 the Accounting Standards Board issued one new standard, FRS 19, which requires full provision for deferred taxation. For an insurance operation, the principal impact is in respect of the unrealised gains on the investment portfolio. As a result, the present value of deferred tax has been recognised in respect of all timing differences that have originated but not reversed by the balance sheet date. Prior to 1 January 2002, the Group’s accounting policy was to provide for deferred tax that was likely to be payable or recoverable. Prior year comparatives have been restated to comply with FRS 19. The impact of the new policy is to reduce the loss on ordinary activities after tax for the year ending 31 December 2002 by £172m. The Group has anticipated the introduction of FRS 19 by making full provision for deferred tax in its RBC analysis since that analysis was introduced in 1998.

The International Accounting Standards developments continue to show a preference for Fair Value, however, it is as yet unclear what precise form the Fair Value will take and it may not be the Fair Value that is currently known under UK accounting. In particular, it is probable that the recognition of future investment margins in arriving at the embedded value will no longer apply.

Towards the end of 2002, the Association of British Insurers issued a draft update of their Statement of Recommended Practice (SORP) for insurance accounting. This recommended inter alia that embedded value should not be recognised on the balance sheet. This SORP is currently in a process of consultation and some respondents have indicated their disagreement with the recommendations as to embedded value. The SORP will not come into effect until 2003 year end at the earliest and, taking into account the discussion taking place in the consultation process, no changes have been made to the Group’s accounting policies for 2002.

A full review of our basis of accounting to ensure our compliance with the SORP, in whatever form it finally takes, and in anticipation of International Accounting Standards, will be made in 2003.

Capital

		Restated	Restated
£m	2002	2001	2000

Shareholders’ equity	2,918	4,566	5,911
Non equity shareholders	125	125	125
Equity minority interests	405	399	406
Dated loan capital	773	784	784

	4,221	5,874	7,226

Geographic Spread of Shareholders’ Funds

		Restated
£m	2002	2001

UK	736	1,544
EMEA	905	1,136
Americas	1,638	2,493
Asia Pacific	656	687
Other	(892)	(1,169)
(includes borrowings/minorities)

	3,043	4,691

Risk analysis
The overall Group approach to the identification, evaluation and management of risk is dealt with in the Corporate Governance report.

Summary
2002 has been a very eventful year for the Group and the industry, as this report highlights. We have set in train a programme of actions for 2003 and 2004, which will, we believe, leave us stronger and better placed for the future.

Julian Hance, Group Finance Director

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ROYAL & SUNALLIANCE ANNUAL REVIEW & SUMMARY FINANCIAL STATEMENTS 2002

Corporate Citizenship

Corporate citizenship
Royal & SunAlliance has long recognised its corporate citizenship role, its responsibilities towards social, ethical and environmental issues and the need for managing risks and opportunities in these areas. Our position as one of the world’s leading international insurance groups gives us a real understanding of how far risk goes beyond the purely financial. This is why we welcome the increasing interest from individual companies, industry groups, institutional investors and policy makers in the subject. Further details of our activities in all these areas can be found on our website, www.royalsunalliance.com, or by writing to Investor Relations at 30 Berkeley Square, London W1J 6EW.

We regard improving our management of our impact upon the environment and the community as a priority. Significant changes were implemented during 2002 including the consolidation of policy setting and strategic oversight for social, ethical and environmental (corporate social responsibility) issues under the remit of the Group Risk function. This includes ongoing analysis of the potential significance in both the short and long term of all of the areas of risk under the broad remit of corporate social responsibility (CSR).

In addition, we have aligned our corporate citizenship reporting with our regulatory and financial reporting cycles, which are all on a calendar year basis. The interim CSR report to align the reporting cycle is available on our website and we will continue to make all future reports available via the same medium.

There has also been a review of our environmental reporting strategy, which has resulted in a risk based approach being implemented, focussing on major countries of operation and a standardised range of performance indicators. This is designed to give consistency with both business needs and the Association of British Insurers (ABI) guidelines on social, ethical and environmental disclosure requirements, which are available from the ABI’s website www.abi.org.uk. The ABI guidelines take the form of disclosures that institutional investors would expect to see included in the annual report of listed companies. Specifically they refer to disclosures relating to Board responsibilities and to policies, procedures and verification. Our Internal Audit function undertakes assurance studies on the data included in the reports described above.

In 2002, our UK asset management operations were sold to ISIS Asset Management. Following detailed discussions; it was agreed that the ISIS proprietary approach to socially responsible investment, termed Responsible Engagement Overlay (REO), would be applied to Royal & SunAlliance funds under management. REO allows equity funds to pursue social, environmental and ethical objectives without compromising their financial obligations. It differs from the traditional approach to ethical investment in that it engages with companies to encourage them to be more socially responsible, rather than using screening to remove them from an investible index. During 2002, we have also participated in the formulation of the UK Government supported Financial Organisations Guidance on the Environment (FORGE) guidelines on corporate social responsibility for financial services organisations.

Ethical framework
Royal & SunAlliance is a major multinational company operating in many different business cultures and we are committed to maintaining the highest standards of integrity and fair dealing across them all. This commitment is underpinned in our Statement of Business Principles, which governs our day to day operations. This is available on our website.

Environmental management
Our Group Statement of Environmental Policy provides the baseline for management of environmental issues and is supported at a Group level by a practice comprising representatives from each of the Regions within the Group. Legal compliance is viewed as a baseline for our environmental management activities and there were no warnings or prosecutions relating to any of our activities in 2002.

We utilise the annual UK Business in the Environment engagement survey as a benchmarking exercise. This survey addresses two major aspects of corporate environmental activity – management and performance. The management questions seek to establish the adoption of suitable policies, processes and responsible individuals and the performance questions consider the actual quantitative impacts such as the weight of waste produced. In the 2002 survey, we were ranked 10th out of 39 in the UK financial services sector.

‘We regard improving our management of our impact upon the environment and the community as a priority.’

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ROYAL & SUNALLIANCE ANNUAL REVIEW & SUMMARY FINANCIAL STATEMENTS 2002

Health and welfare
Royal & SunAlliance strives to provide all employees with fair terms of employment and safe conditions at work. The risk management of the health, safety and wellbeing of our employees, contractors and members of the public is recognised as a Board level issue.

An example of the focus of health and safety activities in 2002 was the work undertaken by our UK business to ensure existing standards and procedures were fully embedded within the business, supported by a programme of information, instruction and training to Health, Safety and Security Officers, Emergency Marshals and others. A training programme comprising half day sessions on the causes, symptoms and impacts of stress, supporting the Group Wellbeing Policy Statement was also rolled out in 2002.

Community & social responsibility
Insurance plays a vital role in society, helping individuals, families and businesses recover when things go wrong. Royal & SunAlliance has been helping customers in their hour of need for almost 300 years, covering minor setbacks to far more serious losses. The principles underlying our community activity reflect this heritage:

Reach out to people – helping to build understanding of accident prevention and responding to crisis
With the International Federation of Red Cross and Red Crescent Societies we are involved, on a worldwide basis, in risk prevention and disaster relief, providing support following major catastrophes.

Working in partnership with charities and other organisations
Royal & SunAlliance Canada sponsored the Emergency Preparedness programme in Quebec, designed to help children deal with the emotional impact of a disaster. This initiative has now been made available to all Canadian schools

Acting responsibly and developing our business in line with local needs

Involving our employees, maximising the benefits from their own skills and knowledge
In addition to our IFRC support, we also undertake activities that highlight our principles of community involvement, some examples of which are described below:

We launched our global relationship with the International Federation of Red Cross and Red Crescent Societies (IFRC) in 1999, and development of our association is still continuing. It is a good illustration of how our principles work in practice. Our business operations across the world have developed local partnerships with IFRC national members in order to reflect local needs better. Some examples are outlined below:

Royal Sundaram, our joint venture in India, has supported the launch of an insurance education programme developed by the London School of Insurance

Royal & SunAlliance Ireland sponsors the ‘Children of Ireland’ awards. The awards were introduced in 1983 as part of the country’s National Children’s Day, to honour children for their outstanding courage either through coping with serious illness or trauma or for giving selflessly to others

Royal & SunAlliance US is a key sponsor of ‘Project Connecticut’ – a programme to help communities prepare for major disasters, providing instructors as well as funding

Codan, our subsidiary in Denmark, has been very successful in its support for a first aid learning package on CD ROM, with over 20,000 units being sold to date. This is now being brought to the UK by our local business and being offered to our employees and pensioners as part of their voluntary benefits package

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ROYAL & SUNALLIANCE ANNUAL REVIEW & SUMMARY FINANCIAL STATEMENTS 2002

Summary
Directors’ Report

The directors of Royal & Sun Alliance Insurance Group plc present their report and the audited financial statements of the Company, for the year ended 31 December 2002.

Principal activity
The Company is the holding company of the Royal & SunAlliance group of companies whose principal activity is the transaction of insurance business and the provision of related financial services. During 2002, the Group operated in over 40 countries worldwide.

Review of the year and future developments
These are outlined in the Chairman’s and Group Chief Executive’s Reviews.

Dividends
The directors recommend a final dividend of 2.0p per share which, if approved, will be due for payment on 30 May 2003 to holders of ordinary shares on the register at the close of business on 2 May 2003. This together with the interim dividend of 4.0p per share paid on 29 November 2002 will make a total dividend for the year of 6.0p per share.

The preferential dividend at the rate of 3.6875% for the period from 1 October 2002 to 31 March 2003 will be paid on 1 April 2003 to holders of preference shares on the register at the close of business on 7 March 2003.

Employment policy
The Group’s competitive advantage depends upon the quality of its products and services. This can best be maintained and developed by utilising the skills and potential of all its people. The objective of the Group’s employment policy is to create a positive working environment based upon teamwork, innovation and personal leadership.

The Group is committed to meeting all its statutory obligations in offering equal opportunities in recruitment, training and career development, irrespective of religion, ethnic origin, sex or physical disability. However, the strategy for people goes way beyond that, and significant investments are being made in the area of people management to help the organisation to achieve its business goals.

A global process of identifying and developing executive talent is now in place. This provides a robust succession framework for all key positions and a means of identifying and preparing high potential talent for future leadership roles.

There is regular consultation and negotiation between management and recognised staff representative bodies under agreed procedures at national and local levels. The new working relationship agreed in the United Kingdom in November 2001 has proved to bring a more open and purposeful relationship with the Trade Unions. All staff received regular briefings on Group performance and plans.

It is also the policy of the Group to encourage and support our employees in taking an active interest in the community. Throughout last year, the Group maintained a high level of support for the Red Cross at both an international and local level. In addition, our staff were involved with many other community charities on a local basis. Within the UK the Motability Charity was widely supported and funds of £345,000 were raised for Motability, which is one of our major UK business partners.

Supplier payment policy
It is the Group’s policy to agree appropriate terms and conditions in advance with its suppliers and to make payment in accordance with those terms and conditions, provided that the supplier has complied with them. In most cases, agreements for the supply of goods or services are made under standard terms of contract that lay down payment terms. In the United Kingdom these are available on request from UK Purchasing, Leadenhall Court, 1 Leadenhall Street, London EC3V 1PP.

The Company’s outstanding indebtedness to trade creditors on 31 December 2002 amounted to £2,099,300 corresponding to 10 days’ payment when averaged over the year.

Substantial share interests
As at 3 March 2003 FMR Corp. and Fidelity International Limited, Brandes Investment Partners and Legal & General plc have declared an interest in 318,264,180 ordinary shares of 27.5p each in the Company representing 10.13%, 8.8% and 3.2% respectively of the issued share capital in accordance with Part VI of the Companies Act 1985.

Directors
Members of the Board of Directors are listed on pages 14 and 15.

Paul Spencer resigned from the Board on 31 March 2002 and from the Company on 30 June 2002. Anthony Forbes retired from the Board on 15 May 2002. Bob Mendelsohn resigned from the Board on 11 September 2002 and from the Company on 31 October 2002. John Napier was appointed to the Board on 9 January 2003 and will be appointed Chairman on 17 March 2003. Sir Patrick Gillam will retire as Chairman on 17 March 2003 and as a director on 31 March 2003. Bob Gunn will resign from the Board on 2 April 2003 and Andy Haste will be appointed to the Board on that date.

At the Annual General Meeting John Baker and Bob Ayling will retire by rotation and, being eligible, will offer themselves for re-election under Article 106 of the Articles of Association. John Napier and Andy Haste who became directors after 31 December 2002, being eligible, will offer themselves for reappointment under Article 110 of the Articles of Association.

Charitable and political contributions
The Company and its subsidiaries worldwide made charitable donations of £2.7m during the year.

The Group did not make any donations to European Union (EU) political organisations, nor to political parties outside the EU, during 2002, and it is not the Group’s policy to do so. Donations to EU political organisations would require the prior approval of shareholders, in accordance with the Political Parties, Elections and Referendums Act 2000 (PPER Act). EU political organisations are widely defined in the PPER Act so, for example, paid leave to staff involved with trade union activities and certain donations intended for research, charitable or similar purposes may fall within this definition.

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ROYAL & SUNALLIANCE ANNUAL REVIEW & SUMMARY FINANCIAL STATEMENTS 2002

Independent
Auditors’ Statement
to the Members of Royal & Sun Alliance Insurance Group plc

The Group is committed to meeting its statutory obligations but, as a precautionary measure, to ensure that the Group does not infringe the PPER Act the directors are seeking shareholder authority to make political expenditure as defined by the PPER Act of up to £100,000 to cover any commitments that might otherwise be caught by the PPER Act. Full details of the resolution to be proposed at the Annual General Meeting are contained in the Notice of Annual General Meeting that is being sent to all shareholders.

Annual General Meeting
The Annual General Meeting will be held at the Hotel InterContinental, One Hamilton Place, Hyde Park Corner, London W1V 0QY on Wednesday, 14 May 2003 at 11.30am. Enclosed with this report is a letter dated 2 April 2003 from the Chairman to shareholders. Attached to the letter is the Notice convening the Annual General Meeting, which includes an explanation of all the resolutions and is being sent to all shareholders more than 20 working days before the meeting.

Auditors
Following the transfer by the Company’s auditors PricewaterhouseCoopers of substantially all of its business to PricewaterhouseCoopers LLP, a Limited Liability Partnership, with effect from 1 January 2003, PricewaterhouseCoopers resigned on 5 March 2003 and the directors appointed PricewaterhouseCoopers LLP, as auditors of the Company. A resolution to reappoint PricewaterhouseCoopers LLP as auditors to the Company will be proposed at the Annual General Meeting.

By order of the directors
J V Miller
Group Company Secretary
London, 5 March 2003

We have examined the summary financial statements set out on pages 35 to 37.

Respective responsibilities of directors and auditors
The directors are responsible for preparing the summarised annual report in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the summary financial statements within the summarised annual report with the annual financial statements and directors’ report and the directors’ remuneration report and its compliance with the relevant requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the summarised annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statements.

This statement, including the opinion, has been prepared for and only for the company’s members as a body in accordance with Section 251 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Basis of opinion
We conducted our work in accordance with Bulletin 1999/6 ‘The auditors’ statement on the summary financial statement’ issued by the Auditing Practices Board for use in the United Kingdom.

Opinion
In our opinion the summary financial statements are consistent with the Annual Report and the Directors’ report of Royal & Sun Alliance Insurance Group plc for the year ended 31 December 2002 and complies with the applicable requirements of Section 251 of the Companies Act 1985, and the regulations made thereunder.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors Southwark Towers, London, 5 March 2003

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ROYAL & SUNALLIANCE ANNUAL REVIEW & SUMMARY FINANCIAL STATEMENTS 2002

Corporate
Governance

Compliance with the provisions of the Combined Code
The Group complied throughout 2002 with the provisions of Section 1 of The Combined Code Principles of Good Governance and Code of Best Practice (‘The Combined Code’) except for b.1.7 (setting or reducing notice periods for directors to one year or less). Details of the notice periods for the service contracts of executive directors are given in the Remuneration Report on pages 29 to 31. It is the Company’s intention that the notice period for new executive appointments will be one year.

Governance
The Board is responsible for the Group’s corporate governance policy and recognises its responsibilities to shareholders and other stakeholders to uphold the highest standards in economic, social, environmental and ethical matters by ensuring the Group conducts its activities in accordance with corporate governance best practice. (The Combined Code is issued by the UK Listing Authority and sets out recommendations as to best practice in corporate governance.)

The Board’s accountability is demonstrated by:

allocating major roles and responsibilities to ensure that the interests of shareholders and other stakeholders are taken into account by individuals in the performance of their duties;

requiring formal, clear procedures to be observed in certain key areas so that decisions and actions can be readily reviewed both internally and externally by regulators and auditors; and

the adoption of clear and formal procedures in key areas of the Group’s activities including the Board’s terms of reference and through the practice of business in accordance with the Group’s ‘Statement of Business Principles.’ This can be found on the Group’s website www.royalsunalliance.com.

The Board
The current Board of Directors is made up of ten directors, nine of whom served throughout the year ended 31 December 2002.

As at that date there were two executive directors and seven non-executive directors including the Chairman.

During the year, Paul Spencer, Anthony Forbes and Bob Mendelsohn left the Board on 31 March 2002, 15 May 2002 and 11 September 2002 respectively. John Napier joined the Board on 9 January 2003 and Andy Haste will join the Board as an executive director on 2 April 2003.

The effective operation of the Board falls principally under the responsibility of the Chairman who is a non-executive director. On 17 March 2003 John Napier will be appointed Chairman and Sir Patrick Gillam will resign as Chairman. Sir Patrick Gillam will resign as a non-executive director on 31 March 2003. The separate role of senior independent non-executive director is deemed to be held by the Deputy Chairman in accordance with the Combined Code. The day to day management of the business falls under the responsibility of the Group Chief Executive who is accountable for his actions to the Board. There is a clear division of responsibility between all these roles.

The non-executive directors, who are all influential in the Board’s decision making process, come from a range of industries and possess a mix of skills and business experience. They maintain an underlying responsibility to ensure that their judgement is exercised freely and independently from any relationship with the executive management of the Group and, in the Board’s opinion, there is no business or relationship within the current structure, that could materially interfere with the exercise of this judgement. This ensures that the interests of the Company’s shareholders are effectively promoted and represented through the Board.

The Group operates under the overall control of the Board, which is ultimately accountable for the strategic direction, activities and competent management of the business.

The Board has a formal schedule of matters specifically reserved for its attention to ensure that it exercises full control over significant strategic, financial, operational and compliance matters. All members of the Board are regularly briefed and updated on key activities of the business and are provided with briefings and presentations on other matters concerning the Group as the need arises. On appointment, new directors are subject to a formal induction programme and receive appropriate training and guidance on their duties and responsibilities. Directors also have access to the services and advice of the Company Secretary, and may take additional independent professional advice at the Group’s expense, in furtherance of their duties.

Regular reassessment of the composition of the Board is ensured through the Articles of Association of the Company which require directors to submit themselves for re-election every three years. In addition, any directors appointed during the year are required by the Articles to submit themselves for confirmation of re-appointment by shareholders at the next Annual General Meeting.

Board committees
The Board has delegated the task of monitoring executive actions and determining the rewards of executives to the following committees, all of which have been established with formal terms of reference. Minutes of all committee meetings are formally recorded.

Audit & Compliance Committee is chaired by John Baker. The Committee meets at least four times a year and determines the appropriateness of accounting policies to be used in the Group’s published Annual Report & Accounts. It is also responsible for assessing the independence and remuneration of the external audit function and the effectiveness of the Group’s system of internal control.

Nomination Committee is chaired by Sir Patrick Gillam. The Committee is responsible for considering all new Board appointments plus the re-appointing of existing directors when their re-election is due, as their re-appointment is not automatic.

Remuneration Committee is chaired by Nicholas Barber. The Committee determines the level and make up of remuneration for the executive directors and certain senior management

Risk management and internal control
The Board has overall responsibility for the Group’s systems of risk management and internal control and for reviewing their effectiveness. The systems are designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material financial misstatement or loss.

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ROYAL & SUNALLIANCE ANNUAL REVIEW & SUMMARY FINANCIAL STATEMENTS 2002

Executive management has the responsibility for establishing and implementing appropriate systems and controls in their own areas of remit. To cultivate a good operating and control environment, the Group facilitates a number of specialist forums and practice groups whereby senior executives throughout the Group who share similar functions, come together (either in person, or virtually by video conferences or dedicated websites), to develop detailed policies and best working practices.

The main systems of internal control are summarised below:

Risk management
During the year the Group has focussed considerable attention on enhancing its risk management processes and structures. As a result, the Group has made a number of progressive changes, bringing together and building upon the existing elements of its risk management framework.

In particular, emphasis has been placed upon strengthening the parts of the framework through which risk policy is established and management is challenged in their approach to risk. This centre led, ‘second line of defence’, is essential in addition to the strong management led (or ‘first line of defence’) risk management mechanisms which the Group has employed for some time, for example its worldwide risk self appraisal process. Some examples of the key changes are outlined below.

A Board Risk Committee has been established, formed of members of the Group Board and the executive team. Its purpose is to define the Group’s risk appetite, agree policy and minimum standards and provide oversight and challenge of the Group’s risk management processes. The Committee achieves these objectives by meeting monthly to consider reports from risk specialists both internal and external to the Group, and to receive and review Group level risk management information.

A Group Risk Management department has also been established, formed of specialists in all key risk areas, specifically: insurance, credit, market, operational and compliance risk. The department is headed by a Group Risk Director, who reports directly to the Group Chief Executive.

The Group Risk Management team is responsible for the deployment of policy and standards, and the development of risk management tools and techniques through which they can offer challenge to the business. As examples of the progress made by this team in the last year, they have established a Group wide portfolio review process and have implemented a territorial licensing framework to cover all high risk classes of business worldwide.

At Regional and operational level, risk committees and risk management functions are also being established to ensure the policy framework and challenge process is suitably embedded at local level. These local functions will have a direct reporting line into the Group Risk Director.

The Group Risk Management function will also work closely with the newly formed Group Capital Management function to ensure capital allocation can be more closely linked to different levels and categories of risk.

The Group has a high level of commitment to continuing to evolve and improve its risk management framework.

In the 2001 report we announced that we had introduced newly developed computer software to assist in the process of recording and aggregating risk. This complemented our well established and ongoing process of identifying and evaluating risks and related controls.

This process has been in place throughout the year in review and up to the date of approval of the Report & Accounts. This process conforms with ‘Internal Control: Guidance for Directors on the Combined Code’ (The Turnbull Report) and is subject to continuing review and improvement.

The Audit & Compliance Committee acts as a distinct and separate activity from the workings of the Group Risk department and the Board Risk Committee. Their remit provides an independent counterbalance reviewing the self appraisal output and comparing it with separate reports from the internal audit function and from the main issues identified in the management letters provided by the external auditors.

The Board, through the Audit & Compliance Committee, considers that these reports give it sufficient information upon which to review the effectiveness of the systems of internal control as required by provision D.2.1 of the Combined Code.

Financial
A risk based capital model is used to determine the optimum level of capital required by the Group’s insurance business. From this, target financial returns are set for each Region and expressed, in more detail in an annual budget that is approved by the Board. Throughout the year, the executive directors regularly prepare statements of actual revenue and expenditure together with revised financial forecasts, which are presented to the Board.

Business
The commercial directors’ meetings and Group Underwriting Forum are examples of the specialist forums and practice groups mentioned above. These particular bodies oversee the application of a Portfolio Review process, which is operated at country level, and was introduced in 2002.

The Portfolio Review process is a mechanism whereby underwriting portfolios which are classified as more volatile or higher risk, are reviewed by an experienced team with wide ranging professional backgrounds and, if necessary, corrective actions are agreed. These cover areas such as actual performance compared to plan, pricing and aggregation of risk.

General
There are documented delegations of authority for senior executive management, which clearly set out the levels of approval required for key transactions. In some instances, for example new business propositions, the approval itself is dependent upon the satisfactory outcome of a rigorous investment appraisal process. Within underwriting, there are certain types of risks which no one is authorised to accept, or which require express sanction at a high level in the Group.

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ROYAL & SUNALLIANCE ANNUAL REVIEW & SUMMARY FINANCIAL STATEMENTS 2002

Corporate
 Governance
 (continued)

External review and regulation
The activities of the Group in all of the main countries in which it operates are subject to review and examination from regulators, external auditors and tax authorities. The Financial Services Authority directly regulates the insurance industry within the UK. It has issued its own Statements of Principle which are to be observed by both individuals and companies, some of which relate to group wide activities. This will serve to increase the Group’s monitoring role of the activities of all Regions in these areas.

Relations with shareholders
The Board welcomes the views of shareholders and a regular programme of dialogue is maintained between executive directors and institutional investors, plus their representative bodies. Results are published quarterly and annual reviews are sent to all shareholders unless they have elected to receive a copy of the Annual Report & Accounts. All shareholders are invited to the Annual General Meeting where there is an opportunity to ask questions of the directors. The Chairmen of each of the Board Committees are present at the Annual General Meeting. Shareholders who are unable to attend or to ask a question in person, are invited to contact the Company in writing, or via its website. The website is regularly updated and used to communicate a wide range of information about the Group, that is of interest to shareholders, customers and the public at large.

In 2002 our UK asset management operations were sold to ISIS Asset Management (formerly Friends Ivory & Sime). As part of the management of the Royal & SunAlliance funds we have agreed that ISIS will apply their process for encouraging socially responsible investment. We view this as a positive step towards social engagement with companies in which we invest.

Auditor independence
The Group each year formally considers the performance of the external auditors prior to proposing a resolution to shareholders at the Annual General Meeting concerning the appointment and remuneration of auditors. One of the key items in this review is to ensure that there are no matters that would compromise the independence of the auditors or affect the performance of their statutory duties. PricewaterhouseCoopers LLP (previously PricewaterhouseCoopers) similarly consider whether there are any relationships, between themselves and the Company, that could have a bearing upon their independence and confirm, in writing, to the Company their independence.

In a number of areas PricewaterhouseCoopers LLP were engaged as advisors by management of subsidiary businesses during the year. Such appointments are made only following a formal open tender process involving PricewaterhouseCoopers LLP and other suitably qualified advisors. The Board is satisfied that none of these engagements gave rise to problems with auditor independence or other potential conflicts of interest. To reinforce the need to ensure independence, the Board issued in 2002 a Code of Conduct that gives guidance to businesses within the Group on the circumstances when it would, or would not, be appropriate to engage the auditors as advisors.

Directors’ responsibilities
The directors are required to ensure that adequate accounting records are maintained so as to disclose, at any time and with reasonable accuracy, the financial position of the Group. They are also responsible for taking reasonable steps to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

They must present financial statements for each financial year, which give a true and fair view of the state of affairs of the Company and Group and of the profit or loss for that period. In preparing such financial statements, they are required to:

select suitable accounting policies and apply them on a consistent basis using reasonable and prudent judgement;

state whether or not applicable accounting standards have been followed and explain any material departures; and

use the going concern basis unless it is inappropriate to do so.

Basis of accounts
The directors have satisfied themselves that the Group had adequate resources to continue in operation for the foreseeable future having given consideration to the uncertainties and contingencies disclosed in the financial statements and have therefore prepared the financial statements on a going concern basis.

By order of the directors
J V Miller
Group Company Secretary
London, 5 March 2003

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ROYAL & SUNALLIANCE ANNUAL REVIEW & SUMMARY FINANCIAL STATEMENTS 2002

Remuneration
Report

The following report by, and recommendations of, the Remuneration Committee have been approved without amendment by the Board, for submission to shareholders.

Remuneration Committee
The Remuneration Committee is responsible for all aspects of remuneration paid to executive directors and certain senior executives, and makes recommendations to the Board on the remuneration policy and strategy for these employees. Its members are all independent non-executive directors.

In developing the remuneration framework, the Committee actively seeks advice and survey data where necessary, from various independent specialist remuneration consultants. Our current advisors are Mercer Human Resource Consulting and Monks Partnership. In framing its policy, the Committee has taken account of the relevant provisions of the Combined Code appended to the Listing Rules of the UK Listing Authority and the composition of the Committee is consistent with the Combined Code.

Members of the Committee have no personal financial interest, other than as shareholders, in the Committee’s decisions. They have no conflicts of interest arising from cross directorships nor from being involved in day to day business of the Company. The Committee met six times in the period under review.

Remuneration policy
The Remuneration Committee has sought to develop a framework for remuneration that supports the Group’s business strategy. Within this it sets the remuneration of individual executives and directors appropriate to the particular market in which the Company operates. The policy is kept under annual review to take account of pay and conditions throughout the Group, emerging best practice and changes in the business environment.

The policy aims to:
ensure the attraction, retention and motivation of high calibre individuals;

align the interests of the executive directors as closely as possible with those of shareholders;

develop incentive plans that promote a high performance culture;

encourage consistency of performance;

ensure that total rewards are competitive with the market in which we operate; and

operate remuneration plans that are transparent to investors.

The Committee believes that individual remuneration should be appropriate to the scale of responsibility and individual performance as well as being market competitive. When assessing the competitive market, the Committee considers international, as well as UK, trends in remuneration, taking into account that over half of the Group’s revenues are earned outside the UK and 50% of the senior management team are not UK citizens.

The Committee’s policy is to relate basic salaries to the mid market pay levels of companies of comparable size and complexity, including both international financial services and other listed companies. The Group aims to encourage top quartile performance by means of a balanced mixture of short term and long term incentive schemes.

The Remuneration Committee will be carrying out a review of remuneration and incentive policies during the year, together with the new executive management team, to ensure that such policies continue to meet overall objectives and support future business strategy. This review will balance the need to structure the Company’s remuneration and incentives policies in a way that supports the business objectives, in the short and medium to long term, with the need to ensure that executive packages as a whole are sufficient to recruit, retain and motivate. This is very important in the current, very challenging environment. The review will be carried out including consultation with the Company’s institutional shareholders.

Details of the current remuneration package are as follows:

Base salary
Utilising the input from the external specialists, noted above, base salaries are targeted at the market median taking into account the director’s experience, performance, and responsibilities and the level of salaries paid to executives performing comparable functions. Salaries are determined in local currencies where appropriate. In 2002, base salaries increased by an average of 9.6% reflecting a shift in the market and individual roles.

Annual incentive scheme
In addition to base salary, each executive is entitled to participate in the annual incentive scheme. Under this scheme executives can achieve up to 100% of basic salary (120% for Bob Gunn) in the event of exceptional corporate financial and individual performance.

The annual incentive scheme is primarily based on the Group’s (and divisional where appropriate) annual net real return on risk based capital (RORBC), combined with individual objectives. Awards of up to 40% of basic salary (50% for Bob Gunn) are payable if target performance is achieved.

Annual bonuses for senior executives with Regional responsibility are based 70% on the performance of their Region and 30% on Group results.

In respect of bonus year 2002 personal performance and continuity bonus payments of £300,000 were made in respect of Bob Gunn and £100,000 for Julian Hance. The payment to Bob Gunn takes account of the responsibility he assumed when acting as Group Chief Executive. A retention and continuity bonus of £250,000 was introduced for Julian Hance payable at 31 December 2003. During 2002 Paul Spencer, Chief Executive of the UK, resigned and as part of his settlement package was awarded £115,000 in recognition of the services rendered towards the UK business meeting its business targets.

Long term incentive schemes
The Group currently offers a single long term incentive scheme to senior executives, with the exception of Bob Mendelsohn who

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ROYAL & SUNALLIANCE ANNUAL REVIEW & SUMMARY FINANCIAL STATEMENTS 2002

Remuneration
Report
(continued)

had additional arrangements, until his resignation on 31 October 2002. Share options are seen as an important element of performance related rewards, aligning executives closely with shareholders and reinforcing financial performance.

Under the scheme, executives can normally be granted options annually over shares at market value of up to one times base salary. In exceptional circumstances, and in line with ABI guidelines, the Company may grant options over shares above these limits. All options granted under this scheme are exercisable between three and ten years after grant. Under the current scheme, options may be exercised if the Company’s net of tax and inflation return on capital (ROC) exceeds 6% per annum over a three year period. The test operates on a rolling basis which means that it can be satisfied over any three year period during the ten year life of an option. No options will be granted with an exercise price below market value. The scheme is funded through a combination of new issue shares and shares purchased in the market and dilution levels are held strictly within ABI limits, (10% over ten years for all schemes and 5% for executive schemes).

All executive share options granted under previous schemes between 1996 and 1997 were subject to the performance condition that average total shareholder return must at least equal the median of the FTSE 100 companies for a period of three years prior to exercise. No performance conditions apply to executive options granted in 1994 and 1995.

In the three years to 31 December 2002 performance conditions were not met and hence no options have vested under any scheme over the period.

The Group also operates savings related share option schemes, which are open to all staff in the UK and 13 other countries in which we operate.

New Group Chief Executive
As noted above, the Company can in exceptional circumstances grant options in excess of the normal limits provided that any grant, in excess of the four times salary limit under ESOS rules, is funded by way of market purchased shares.

After due consideration, and taking external advice from remuneration consultants, the Board agreed that Andy Haste should, on joining the Company, receive an initial grant of executive share options of three times his base salary and in August 2003 a further grant equal to two times his base salary. The amount of grant in excess of the limits under the ESOS will be funded by way of market purchased shares. These options will be subject to the rules and performance conditions of the ESOS scheme applicable at the time of grant as detailed above.

Share ownership guidelines
Under ESOS the executive directors and certain other senior executives are currently required over five years to build and retain a minimum shareholding of Royal & SunAlliance shares, equivalent to at least one times their base salary.

Other benefits
In addition to participation in the annual and long term incentive arrangements, the Company provides senior executives with a range of competitive benefits, such as death in service, life cover, private health insurance and company car allowance. The taxable value of these benefits is included in the table on page 32.

Service contracts
Directors holding executive office have service contracts, the terms of which are considered by the Remuneration Committee to provide a proper balance of duties and security between the respective parties. It is the Company’s intention that the notice period for new executive appointments will be one year.

Julian Hance’s contract dated 1 April 1997 is terminable on one year’s notice. If not so terminated, the contract continues until he attains age 62. Bob Gunn is employed under a Canadian employment agreement, dated 2 May 1973 that does not provide for notice. Termination provisions are a matter for mutual agreement in the context of Canadian employment law and practice. Bob Gunn will retire from the Company on 30 September 2003.

In the case of all executive directors, dismissal by the employer without notice and in the absence of specific grounds may require pay in lieu of the corresponding notice periods.

Re-election of directors
At the AGM, John Baker and Bob Ayling will be retiring by rotation and, being eligible, will offer themselves for re-election under Article 106 of the Articles of Association. John Napier, who became a director on 9 January 2003, and Andy Haste, who will be appointed a director on 2 April 2003, being eligible, will offer themselves for reappointment under Article 110 of the Articles of Association.

Non-executive directors
Those directors appointed to a non-executive role do not have service contracts and are not entitled to bonus payments or pension arrangements. They do not participate in the Group’s long term incentive arrangements. The Articles of Association provide that the remuneration paid to non-executive directors is to be determined by the Board within the overall limit set by the shareholders. The fee set in 1999 was £35,000 per annum, with an additional fee of £10,000 for chairing the Audit & Compliance Committee and the Remuneration Committee, as these were recognised as particularly onerous. The fee payable to the Deputy Chairman remained at £60,000. John Napier received a fee at the rate of £60,000 per annum from his appointment on 9 January 2003 to taking over as Chairman on 17 March 2003. From that date he will receive a fee at the rate of £250,000 per annum. This figure was determined by the Board after taking advice from the Group’s independent remuneration consultants that it compared with similar appointments in international and financial services companies. Other than in respect of John Napier the fees payable to non-executive directors were not reviewed in 2002.

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ROYAL & SUNALLIANCE ANNUAL REVIEW & SUMMARY FINANCIAL STATEMENTS 2002

During 2002, the Board met twelve times. In addition, throughout the year, the non-executive directors met independently of the executive directors.

Total shareholder return
Total shareholder return, comprising the change in value of a stock over time taking into account any dividends distributed, can be represented by the value of a notional £100 invested at the beginning of a period and its change over that period, giving credit for dividends declared during that period. Below is a graph showing the change in value for Royal & SunAlliance shares over the five years from 31 December 1997. That change is compared with the notional return from £100 invested in the FTSE World Europe Insurance index. This index comprises the range of European life and general insurance businesses, which most closely matches with our trading competitor peer group.

Total shareholder return for Royal & SunAlliance and FTSE World Europe Insurance index

For information the Royal & SunAlliance line as above is also compared with the total FTSE 100 index return.

Total shareholder return for Royal & SunAlliance and FTSE 100

Nicholas Barber
Chairman of Remuneration Committee,
on behalf of the Board
London, 5 March 2003

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ROYAL & SUNALLIANCE ANNUAL REVIEW & SUMMARY FINANCIAL STATEMENTS 2002

Summary Directors’ Emoluments
and Shareholdings

Remuneration and Share Interests
Remuneration and the interests of directors in 27.5p ordinary shares of the Company as declared and recorded in accordance with the Companies Act 1985, for the year ended 31 December, were as follows:

	Shares held at 1 January 2002	Shares held at 31 December 2002 (* or at date of leaving)	Base salary and fees £000	Allowances £000	Bonuses £000	Compensation for loss of office £000	Total

							2002 £000	2001 £000

Executive directors
Bob Gunn (note 4, 5)	17,327	67,735	554	141	300		995	471
Julian Hance (note 5)	10,227	30,227	411	27	100		538	395

Non-executive directors
Bob Ayling	545	545	35				35	35
John Baker	4,218	4,218	61				61	42
Nicholas Barber	6,667	6,667	45				45	45
Sir Patrick Gillam (note 6)	10,706	11,260	175				175	175
Stephen Hill	–	–	35				35	35
Susan Hooper	–	–	35				35	15
Carole St. Mark	6,346	6,501	35				35	35

Directors leaving during 2002
Anthony Forbes (note 1)	4,850	4,850	23				23	60
Paul Spencer* (note 2)	30,891	30,891	193	6	115	608	922	393
Bob Mendelsohn* (note 3)	71,340	71,340	600	416		1,441	2,457	1,033

Notes:
1.	Anthony Forbes retired on 15 May 2002.

2.	Paul Spencer resigned from the Board on 31 March 2002 and from the Company on 30 June 2002. The figure above for compensation for loss of office includes pay in lieu of notice in accordance with his contract of employment of £578,000 plus £30,000 in respect of his contractual benefits. In addition he received a discretionary payment of £115,000 in recognition of the services rendered towards the UK business meeting its targets in the bonus year 2002.

3.	Bob Mendelsohn resigned from the Board on 11 September 2002 and from the Company on 31 October 2002. As an expatriate director Bob Mendelsohn received remuneration which was intended to put him in a position, after taking into account taxation and living cost differentials, where he was no worse off than if he had performed the same duties for the Group in his home country (the United States). This includes expatriate benefits such as provision of accommodation and related allowances which are included above as part of allowances.

Also, included in the amounts shown above for compensation for loss of office for Bob Mendelsohn is a payment in lieu of notice in accordance with his contract of employment of US$1,762,500 (£1,094,720) plus US$505,535 (£319,997) in respect of his contractual benefits. In addition he received temporary accommodation and car benefits of £32,552 subsequent to the date of his resignation, up to the point of his return to the US.

During Bob Mendelsohn’s employment a separate long term incentive plan was established designed to offer upper quartile opportunity only when the Group’s Total Shareholder Return exceeded challenging relative and absolute targets. No payments have been made under this non pensionable plan.

4.	As an expatriate director Bob Gunn is provided with accommodation at a Group owned residential facility that is available also to other expatriates or visiting staff members. The taxable benefit of this is reflected above in allowances. A payment of £300,000 was made to Bob Gunn in respect of personal performance and continuity bonuses in 2002. The payment takes account of the responsibility he assumed when acting as Group Chief Executive.

5.	In addition to the interests shown above, the directors indicated, in common with the employees, had a beneficial interest as at 31 December 2002 in 697,200 ordinary shares of 27.5p each held in the Royal & Sun Alliance ESOP Trust No. 2.

6.	Sir Patrick Gillam will retire as Chairman on 17 March 2003 and as a director on 31 March 2003.

7.	On 5 March 2003, the directors’ interests remained unchanged. John Napier did not have any interests in the shares of the Company between his appointment on 9 January 2003 and 5 March 2003.

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ROYAL & SUNALLIANCE ANNUAL REVIEW & SUMMARY FINANCIAL STATEMENTS 2002

Pension benefits
Non-executive directors are not entitled to any pension benefits. The pension benefits earned by the executive directors, as members of Group defined benefit schemes, were as follows:

	Change in accrued pension in year £	Total accrued pension at 31 December 2002 £	Transfer value of total accrued pension at 31 December 2002 £	Transfer value of total accrued pension at 31 December 2001 £	Difference in transfer values less member’s contributions £

Bob Gunn (note 3, 8)	113,412	413,695	4,636,595	3,792,280	1,172,780
Julian Hance (note 2, 4)	24,737	144,084	1,420,656	1,294,834	125,822
Paul Spencer (note 5)	26,063	93,576	1,258,163	902,674	355,489
Bob Mendelsohn (note 6)	11,058	325,543	3,851,774	3,727,759	471,322

Notes:
1.	The difference in transfer values reflects the difference between the two transfer values calculated using relevant information on the respective dates and is not necessarily the actuarial increase of the underlying pension. For Bob Gunn the figures are also impacted by movements in exchange rates.

2.	The accrued pension figures shown are the annual amounts of member’s pension payable from normal retirement age. Increases to pensions when in payment are applied in accordance with the relevant scheme rules or on the same discretionary basis as applies to the membership of the relevant scheme as a whole. On the death of the member leaving a surviving spouse and/or children, spouses and/or childrens’ pensions are payable in accordance with scheme rules.

3.	On his appointment to the UK in September 2001 Bob Gunn received a salary increase and his pensionable remuneration for 2002 reflects a full year at this increased salary compared with only four months at this salary during 2001. At that time he also became entitled (in the event of retirement) to an enhanced retirement pension of 56% of pensionable earnings. For each subsequent year of service this would increase by 2% until retirement at age 60.

The increase in his accrued pension during the year, excluding the effects of inflation was £108,307 p.a. and the transfer value in respect of this was £1,437,059 at 31 December 2002.

4.	For Julian Hance the increase in his accrued pension during the year, excluding the effects of inflation was £22,311 p.a. and the transfer value in respect of this was £227,706 at 31 December 2002.

5.	Paul Spencer resigned from the Company with effect from 30 June 2002. He was awarded an additional amount of pension of £19,784 p.a. in respect of the unexpired period of his contract. This additional pension is included in the figures in the table above for both the total accrued pension at 31 December 2002 and the change in accrued pension during the year. The transfer value in respect of this additional amount of pension was £266,468 at 31 December 2002. The increase in his accrued pension during the year, excluding the effects of inflation was £25,841 p.a. and the transfer value in respect of this was £348,043 at 31 December 2002.

6.	Bob Mendelsohn resigned from the Company with effect from 31 October 2002, after which date he ceased to accrue further pension. In respect of the US Cash Balance Plans of which he was a member, the accrued pensions shown in the table for 2002 have been calculated by converting the accumulations in the plans at 31 October 2002 into notional pensions using a 6.63% interest rate and applicable US Group Annuity Mortality Tables. For the accrued pension at 31 December 2001 a 7.75% interest rate was used. The increase in his accrued pension during the year, excluding the effects of inflation was £6,603 p.a. and the transfer value in respect of this was £63,714 at 31 December 2002. Bob Mendelsohn is also a member of defined contribution schemes to which the Group contributed £30,650 during the year.

7.	No contribution by members of the schemes is required but with the exception of Bob Gunn, they all have the option of paying Additional Voluntary Contributions. Neither the contribution nor the resulting benefits are included in the table.

8.	Bob Gunn is due to retire from the Company in September 2003. Based on his current pensionable remuneration (and exchange rates) at 31 December 2002, he would be entitled to an early retirement pension of £439,042 p.a. but he is to be granted a pension of £476,330 p.a., which is an increase of £62,635 p.a. over the total accrued pension at 31 December 2002 shown in the table above. The expected transfer value of this total pension in September 2003 is £5,495,355 and the difference between this and the transfer value at 31 December 2002 is £858,760. Of this amount, £430,192 relates to the additional early retirement pension he is to be granted over the early retirement pension ordinarily available.

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ROYAL & SUNALLIANCE ANNUAL REVIEW & SUMMARY FINANCIAL STATEMENTS 2002

Summary Directors’ Emoluments and Shareholdings (continued)

Options
Movements in option holdings during 2002 were as follows:

		Options held at 1 January 2002	Options granted during the year	Options exercised during the year	Options lapsed during the year	Exercise price (pence)	Market price at date of exercise (pence)	Gains on exercise £	Options held at 31 December 2002 (*or on leaving	)

Bob Gunn (note 1)	ESOS	406,752	86,206	107,309	–	141.6	267.5	135,102	385,649
	SAYE	4,269	875	–	4,269	–	–	–	875

Julian Hance	ESOS	352,711	66,379	–	–	–	–	–	419,090
	SAYE	4,126	875	–	1,318	–	–	–	3,683

Bob Mendelsohn* (note 2)	ESOS	1,141,563	119,827	–	–	–	–	–	1,261,390
	SAYE	–	–	–	–	–	–	–	–

Paul Spencer* (note 2)	ESOS	351,500	66,379	–	–	–	–	–	417,879
	SAYE	–	–	–	–	–	–	–	–

On 11 March 2002 executive share options (‘ESOS’) were granted at an option price of 290p. On 12 September 2002 savings related share options (‘SAYE’) were granted at an option price of 82p.

Options held at 31 December 2002 or at leaving date if earlier, in respect of the ordinary shares of the Company as a result of executive and savings related share option schemes were as follows:

			Weighted average	Dates exercisable
	Number	Number	exercise price
	31 December 2001	31 December 2002	(pence)	From	To

Bob Gunn	411,021	386,524	415.2	01.06.98	11.03.12
Julian Hance	356,837	422,773	434.6	14.04.97	11.03.12
Bob Mendelsohn (note 2)	1,141,563	1,261,390	351.3	02.06.99	11.09.05
Paul Spencer (note 2)	351,500	417,879	440.6	31.03.03	11.09.05

Notes:
1.	Bob Gunn exercised 107,309 options at an option price of 141.6p on 10 June 2002. This option was granted on 14 August 1992 and became exercisable on 14 August 1995.

2.	Paul Spencer resigned on 30 June 2002 and Bob Mendelsohn resigned on 31 October 2002.

3.	Options granted to directors in March 2002 under the ESOS were granted at an option price of 290p, which was not less than the average of middle market quotations for the shares of the Company on the five business days prior to the date of grant.

4.	Options granted under the executive share options scheme are potentially exercisable between three and ten years after grant. Current policy is that the exercise of options under the Royal & Sun Alliance Insurance Group plc 1999 Executive Share Option Scheme is conditional upon the Group delivering a net annual return on capital which exceeds inflation by an annual average of at least 6% over a three year period. The exercise of previously issued executive share options under the Scheme between 1996 and 1997 is conditional upon the Group achieving an average total shareholder return exceeding the median of the FTSE 100 companies for a period of three years prior to exercise. No performance conditions apply to options granted prior to 1996 on other schemes.

5.	Full details of all directors’ shareholdings and options to subscribe for shares are recorded in the Company’s Register of Directors’ Interests which is open to inspection in accordance with the provisions of the Companies Act 1985.

6.	None of the terms or conditions of any of the share option schemes of the Company were varied during the year.

7.	The official closing middle market price at its highest during the year was 418p and at its lowest was 87.5p per share; on the last dealing day of the year it was 120.75p per share.

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ROYAL & SUNALLIANCE ANNUAL REVIEW & SUMMARY FINANCIAL STATEMENTS 2002

Summary Consolidated Profit
and Loss Account

For the year ended 31 December 2002	2002 £m		Restated 2001 £m

Gross premiums written
General business	11,959		11,167
Long term business	2,289		2,991

Total	14,248		14,158

Net premiums written
General business	8,635		8,813
Long term business	1,882		2,899

Total	10,517		11,712

Balance on the technical accounts
General business	(6)		(181)
Long term business gross of tax	209		173
Investment income net of investment expenses and charges	1,000		1,141
Allocated investment return transferred from the Long Term Business Technical Account	(22)		(4)
Unrealised losses on investments	(638)		(1,013)
Allocated investment return transferred to the General Business Technical Account	(962)		(1,142)
Income/(charges) from other activities/central expenses	(74)		(54)
Amortisation and impairment of goodwill	(713)		(58)

General business result	89		(11)
Long term business result	227		186
Other activities (including associated undertakings)	(90)		(159)
Group operating result (based on longer term investment return)	226		16
Interest on dated loan capital	(52)		(58)
Change in the equalisation provisions	1		(46)
Amortisation and impairment of goodwill	(713)		(58)
Amortisation of goodwill in acquired claims provisions	(25)		(37)
Reorganisation costs and other items	(92)		(110)

Group operating loss (based on longer term investment return)	(655)		(293)
Short term investment fluctuations	(551)		(845)

Loss on ordinary activities before exceptional items and tax	(1,206)		(1,138)
Profit/(loss) on disposal of subsidiary undertakings	184		(172)
Provision for loss on subsidiary undertakings utilised	–		63
Profit/(loss) on disposal of subsidiary undertakings	184		(109)

Loss on ordinary activities before tax	(1,022)		(1,247)
Tax credit on loss on ordinary activities	91		353

Loss on ordinary activities after tax	(931)		(894)
Attributable to equity minority interests	(9)		5

Loss for the financial year attributable to shareholders	(940)		(889)

Earnings per ordinary share	(66.5	)p	(63.1	)p
Group operating earnings after tax per ordinary share
(based on longer term investment return)	5.7	p	(4.1	)p

Current year discontinued and acquired operations do not form a material part of the figures above. The emoluments of directors are shown on page 32. The total emoluments of the directors were £5,491,000 (2001 £3,149,000). Details of directors’ interests in the Parent Company are shown on page 32 and gains made on the exercise of share options, are shown on page 34.

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ROYAL & SUNALLIANCE ANNUAL REVIEW & SUMMARY FINANCIAL STATEMENTS 2002

Statement of Total Recognised
Gains and Losses

For the year ended 31 December 2002

	Other	Profit and		Restated
	reserves	loss account	2002	2001
	£m	£m	£m	£m

Loss for the financial year	–	(940)	(940)	(889)
Movement in value of long term business (other than on acquisition)	(351)	–	(351)	(333)
Exchange:
Group	(4)	(253)	(257)	(34)
Share of associates	–	(8)	(8)	(35)

Shareholders’ consolidated recognised losses arising in the year	(355)	(1,201)	(1,556)	(1,291)

Prior year adjustment	–	(79)	(79)

Shareholders’ consolidated recognised losses since 31 December 2001	(355)	(1,280)	(1,635)

Exchange includes a gain of £11m (2001 £nil) on exchange relating to foreign currency borrowings.

Movements in Shareholders’ Funds

For the year ended 31 December 2002

	Share	Capital		Profit
	capital/	redemption	Other	and loss		Restated
	premium	reserve	reserves	account	2002	2001
	£m	£m	£m	£m	£m	£m

Shareholders’ funds at 1 January (as reported)	730	8	1,236	2,796	4,770	6,463
Prior year adjustment	–	–	–	(79)	(79)	(427)

Shareholders’ funds at 1 January (as restated)	730	8	1,236	2,717	4,691	6,036
Shareholders’ recognised losses	–	–	(355)	(1,201)	(1,556)	(1,291)
Issue of share capital	–	–	–	–	–	1
Increase in share premium	2	–	–	–	2	13
Goodwill written back	–	–	–	1	1	168
Dividends	–	–	–	(95)	(95)	(236)

Shareholders’ funds at 31 December	732	8	881	1,422	3,043	4,691

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ROYAL & SUNALLIANCE ANNUAL REVIEW & SUMMARY FINANCIAL STATEMENTS 2002

Summary Consolidated Balance Sheet
As at 31 December 2002

	2002 £m	Restated 2001 £m

ASSETS

Intangible assets	306	1,086
Investments
Land and buildings	2,975	2,937
Interests in associated undertakings	166	233
Other financial investments
Shares and other variable yield securities and units in unit trusts	5,888	11,632
Debt securities and other fixed income securities	29,878	26,967
Loans and deposits with credit institutions	1,607	2,056
	37,373	40,655
Value of long term business	898	1,335
Deposits with ceding undertakings	179	91

Total investments	41,591	45,251
Assets held to cover linked liabilities	4,169	7,631
Reinsurers’ share of technical provisions	5,973	5,417
Debtors	4,816	5,038
Other assets	1,193	1,093
Prepayments and accrued income	1,898	1,986

Total assets	59,946	67,502

		Restated
	2002	2001
LIABILITIES	£m	£m

Capital and reserves
Called up share capital and share premium	732	730
Other reserves	881	1,236
Capital redemption reserve	8	8
Profit and loss account	1,422	2,717

Shareholders’ funds	3,043	4,691
Equity minority interests in subsidiary undertakings	405	399
Dated loan capital	773	784

Total capital, reserves and dated loan capital	4,221	5,874
Fund for future appropriations	1,669	2,642
Technical provisions
Provision for unearned premiums	5,155	5,087
Long term business provision	24,661	25,101
Claims outstanding	15,371	15,625
Equalisation provisions	293	331
	45,480	46,144
Technical provisions for linked liabilities	4,168	7,619
Provisions for other risks and charges	389	605
Borrowings	702	1,084
Other creditors	2,824	2,977
Accruals and deferred income	493	557

Total liabilities	59,946	67,502

The summary financial statements on pages 35 to 37 were approved on 5 March 2003 by the Board of Directors and are signed on its behalf by:

Julian Hance
Group Finance Director

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ROYAL & SUNALLIANCE ANNUAL REVIEW & SUMMARY FINANCIAL STATEMENTS 2002

Shareholder
Information

Cautionary statements
This document contains forward looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward looking statements and information relating to the Company’s financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as ‘expects’, ‘should continue’, ‘believes’, ‘anticipates’, ‘estimated’ and ‘intends’. The specific forward looking statements cover, among other matters: industry outlook, the timing of our disposal programme specifically the IPO, the appropriateness of the level of our claims provisions, regulatory approval of the release of surplus solvency capital, reduction in expenses in the UK Life operations and the prospect for improving results. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include general economic conditions, including in particular economic conditions in the United Kingdom; the frequency, severity and development of insured loss events arising out of catastrophes; as well as man made disasters; the availability, pricing and ability to collect reinsurance; the ability to exclude and to reinsure the risk of loss from terrorism; mortality and morbidity experience and trends; policy renewal and lapse rates; fluctuations in interest rates; returns on and fluctuations in the value of fixed income investments, equity investments and properties; fluctuations in foreign currency exchange rates; rating agency actions; changes in laws and regulations; judicial decisions and rulings and general competitive factors, and other risks and uncertainties, including those detailed in the Company’s filings with the U.S. Securities and Exchange Commission and the UK Listing Authority. The Company does not assume any obligation to update any forward looking statements, whether as a result of new information, future events or otherwise. Past performance cannot be relied on as a guide to future performance.

Registrar
Lloyds TSB Registrars, PO Box 3679, 54 Pershore Road South, Birmingham B22 1AH

Shareholder Helpline Telephone: +44 (0)870 600 3988

Shareholders with a text phone facility should use: +44 (0)870 600 3950

Internet address: www.lloydstsb-registrars.co.uk

There is now a range of shareholder information on line at www.shareview.co.uk. Shareholders can check holdings and find practical help on transferring shares or updating details and register their email address to receive shareholder information and Annual Report & Accounts electronically.

Royal & SunAlliance has appointed Lloyds TSB Registrars as its registrar to manage the shareholder register, ensuring that all information held about the Group’s shareholders is kept up to date, and to pay dividends.

As a shareholder of the Group, you will be sent information about Royal & SunAlliance. It is important to ensure that Lloyds TSB Registrars are kept up to date about any changes to your personal details, such as your name and home address. Further details are given in the Frequently Asked Questions section.

Dividend Reinvestment Plan (DRIP)
We operate a dividend reinvestment plan that enables shareholders, if they wish, to use the whole of their cash dividends to buy additional shares in the Company.

The DRIP is operated on a mandate basis. If a DRIP mandate has been completed, future dividends will be invested automatically in the Company’s shares purchased in the market.

Shareholders who do not currently participate in the DRIP but wish to do so can obtain further details and a mandate form from Lloyds TSB Registrars.

Shareholders need take no action if they have not completed a DRIP mandate and wish to continue to receive their dividends in cash in the normal way.

Personal Equity Plans (PEPs)
New investments in PEPs have not been permitted since 5 April 1999 when the Government replaced PEPs with Individual Saving Accounts (ISAs). Investors who hold shares in an existing Royal & SunAlliance Corporate PEP or Royal & SunAlliance Single Company PEP managed by Halifax Investment Services Limited (Halifax) can obtain full details of their investment from:

Halifax Investment Services, Mellon House, Ingrave Road, Brentwood, Essex CM15 8TA

Telephone: +44 (0)870 606 6418

Share dealing service
We have established an execution only share dealing service, through Cazenove & Co., for private investors who wish to buy or sell Royal & Sun Alliance Insurance Group plc shares. Further details can be obtained from:

Royal & Sun Alliance Share Dealing Service, Cazenove & Co., 12 Tokenhouse Yard, London EC2R 7AN

Telephone: +44 (0)20 7606 1768

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ROYAL & SUNALLIANCE ANNUAL REVIEW & SUMMARY FINANCIAL STATEMENTS 2002

Capital gains tax
The market value at 31 March 1982 of each post consolidation ordinary share of 27.5p in the Company, for capital gains tax purposes after relevant adjustments, was 146.41p (25p shares 133.1p) for former Royal Insurance shareholders and 57.97p (25p shares 52.7p) for former Sun Alliance shareholders. For former Royal Insurance shareholders an adjustment to tax cost is required to take account of the 1993 rights issue according to whether the rights were taken up or sold.

Internet
The Annual Report & Accounts, interim statements and other useful information on the Company are available through the Internet at www.royalsunalliance.com.

Annual General Meeting
We welcome the views of shareholders and hope that you will be able to attend the Company’s Annual General Meeting, which will be held in the Grand Ballroom, Hotel Inter-Continental London, One Hamilton Place, Hyde Park Corner, London W1V 0QY at 11.30am on 14 May 2003. The Notice of the Meeting and the Proxy Card accompany this document. If you are unable to attend the Annual General Meeting to ask a question in person, you may write to us at 30 Berkeley Square, London W1J 6EW or contact us through our Group website at www.royalsunalliance.com.

Disabled shareholders
Royal & SunAlliance are committed to providing a quality service to all its shareholders. Please let us know if you would like documentation to be provided to you in a special format and we will do our best to meet your request.

American Depositary Shares (ADSs)
Each ADS represents five ordinary shares.

The Group is subject to the information requirements of the US securities laws applicable to foreign companies and files an annual report on Form 20-F and other information with the US Securities and Exchange Commission.

Any enquiry relating to ADS holdings should be addressed to:

Citibank NA, Shareholder Services, PO Box 2502, Jersey City, NJ 07303.

Telephone: +1 877 248 4237

Internet address: www.citibank.com/adr

ADS holders receive the annual and interim reports issued by the Group.

ADS dividends
ADS holders are eligible for all stock dividends or other entitlements accruing on the underlying Royal & Sun Alliance Insurance Group plc shares and receive all cash dividends in US dollars. These are usually paid twice a year. Dividend cheques are mailed directly to the ADS holder on the payment date if ADSs are registered with the Company’s US depositary Citibank NA. Dividends on ADSs that are registered with brokers are sent to the brokers, who forward them onto ADS holders.

ADS voting
Holders of ADSs as at 25 March 2003 will receive a voting instruction form from Citibank NA (the ADR Depositary) and details of the business of the Company to be raised at the forthcoming Annual General Meeting. ADS holders who wish to instruct the ADR Depositary to vote their ADSs at the Annual

General Meeting should return their completed voting instruction form to Citibank NA no later than 10.00am (New York time) on 7 May 2003.

Shareholder information
For further information about Royal & SunAlliance, please contact our Group Communications team at:

Royal & Sun Alliance Insurance Group plc, 30 Berkeley Square, London W1J 6EW.

Telephone: +44 (0)20 7569 6136

Internet address: www.royalsunalliance.com

The Group’s share price is shown on Ceefax BBC2 page 223.

Registered Office and Worldwide Group Office
30 Berkeley Square, London W1J 6EW.

Telephone: +44 (0)20 7636 3450

Registered in England No 2339826.

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ROYAL & SUNALLIANCE ANNUAL REVIEW & SUMMARY FINANCIAL STATEMENTS 2002

Frequently
Asked Questions

Q	I have recently moved house. Who should I tell?
A	You need to notify Lloyds TSB Registrars in writing at the address on page 38, remembering to clearly state your old address. If you hold shares in joint names, the shares will be registered in the name of the person who appears first on your share certificate and the letter must be signed by them.

Q	What do I do if I change my name?
A	To ensure the shares are registered in your new name, you will need to notify Lloyds TSB Registrars in writing. You will also need to enclose evidence of the change, for example, a marriage certificate or change of name deed (please do not send the original), together with your share certificates and any uncashed dividend cheques. New documents can then be issued in the correct name.

Q	My share certificate has been lost/stolen. What should I do to obtain a replacement?
A	You should inform Lloyds TSB Registrars immediately. They will require you to pay an administration charge, and they will send you a form of indemnity. The indemnity is required to protect Royal & SunAlliance from the potential misuse of the missing share certificate and must be returned before a new certificate can be issued.

Q	I would like to transfer shares to someone I know. How do I arrange this?
A	As these transactions do not involve a stockbroker, you can use a stock transfer form. You can obtain a form from Lloyds TSB Registrars.

Q	My partner/relative has died. What should I do about their shareholding?
A	Contact Lloyds TSB Registrars and they will guide you through what you need to do.

Q	I have lost my dividend tax voucher. What do I do?
A	If you require a replacement dividend tax voucher you need to contact Lloyds TSB Registrars. A fee may be payable for this service.

Q	I would like to receive future communications electronically. How can I arrange this?
A	To receive shareholder information electronically you will need to register at www.shareview.co.uk and create your own portfolio. You will need your shareholder account number in order to access this service.

Q	I receive multiple sets of information whenever you send anything to me, how can I make sure that in future only one copy is sent?
A	If you have acquired shares on more than one occasion, your holding may have been recorded on the share register with slightly different details. As a result, two or more accounts may have been set up for you. Sometimes we need to maintain more than one account, for example, if you hold shares in your own name and also in joint names with your partner. However, sometimes multiple accounts can be amalgamated.

Please notify Lloyds TSB Registrars of any accounts you believe should be amalgamated. They will do so if it is possible. The General Enquiries form on the website can be used for this purpose.

Q	Having dividends paid directly into my bank sounds like a good idea. What do I need to do to arrange this?
A	You need to supply Lloyds TSB Registrars with details of the bank or building society account into which you would like all future dividends to be paid. You will find a form to do this on the back of previous dividend advices and on the website or you can phone the Lloyds TSB Registrars shareholder helpline and they will post one to you.

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Financial
Calendar

February
 5 February 2003
Announcement of first 2003 preference dividend

March
5 March 2003
Ex dividend date for first 2003 preference dividend

6 March 2003
Announcement of results for 2002 and of recommended
final ordinary dividend

7 March 2003
Record date for first 2003 preference dividend

April
1 April 2003
Payment of first 2003 preference dividend

30 April 2003
 Ex dividend date for final ordinary dividend for 2002

May
 2 May 2003
Record date for final ordinary dividend for 2002

8 May 2003*
Announcement of results for three months ending 31 March 2003

14 May 2003
Annual General Meeting

30 May 2003
Payment of final ordinary dividend for 2002

August
 7 August 2003*
Announcement of results for six months ending 30 June 2003 and of interim ordinary dividend and second preference dividend for 2003

September
3 September 2003
Ex dividend date for second 2003 preference dividend

5 September 2003
Record date for second 2003 preference dividend

October
1 October 2003
Payment of second 2003 preference dividend

22 October 2003
Ex dividend date for interim ordinary dividend for 2003

24 October 2003
Record date for interim ordinary dividend for 2003

November
 6 November 2003*
Announcement of results for nine months ending 30 September 2003

28 November 2003
Payment of interim ordinary dividend for 2003

March
March 2004*
Announcement of results for 2003 and of recommended final ordinary dividend

* Provisional date.

Designed and published by: Black Sun Plc +44 (0)20 7736 0011 Photography: Julian Calder Printed by: Butler & Tanner Ltd	This document is printed on Soporset paper stock, which is produced by an ISO 14001 accredited paper mill.

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